Exhibit 10.1

[*] = Certain confidential information contained in this document, marked by brackets, is omitted because it is both (i) not material and (ii) is the type of information that SCYNEXIS, Inc. treats as private or confidential.

EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT

This Exclusive License and Collaboration Agreement (this “Agreement”) is made as of February 11, 2021 (the “Effective Date”), by and between Scynexis, Inc., a corporation organized and existing under the laws of the State of Delaware and having a place of business at 1 Evertrust Plaza, 13th Floor, Jersey City, NJ 07302, USA (“Scynexis”), and Hansoh (Shanghai) Health Technology Co., Ltd., a corporation organized and existing under the laws of the People’s Republic of China having a place of business at Room 102, Block 1 No. 298 Xiangke Road, China (Shanghai) Pilot Free Trade Zone, China (“Hansoh Healthtech”) and Jiangsu Hansoh Pharmaceutical Group Company Limited, a corporation organized and existing under the laws of the People’s Republic of China having a place of business at No. 9 Dongjin Road, Huaguoshan Avenue, Lianyungang, Jiangsu, China (“Jiangsu Hansoh” and together with Hansoh Healthtech, “Hansoh”).  Scynexis and Hansoh are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

Recitals

Whereas, Scynexis is a biopharmaceutical company focused on the research and development of novel therapies for difficult-to-treat and often life-threatening infections, and is developing ibrexafungerp (formerly SCY-078), a novel glucan synthase inhibitor, for the treatment of fungal infections;

Whereas, Hansoh is a pharmaceutical company having experience in the development and commercialization of pharmaceutical products in the Greater China region; and

Whereas, Hansoh wishes to obtain an exclusive license from Scynexis to develop and commercialize, and a non-exclusive license to manufacture, ibrexafungerp and Product in the Greater China region, and Scynexis is willing to grant such a license to Hansoh, all in accordance with the terms and conditions set forth herein.

Agreement

Now, Therefore, in consideration of the foregoing premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1
DEFINITIONS

Unless the context otherwise requires, the terms in this Agreement with initial letters capitalized shall have the meanings set forth below:

1.1“Active Ingredient” means any clinically active material that provides pharmacological activity in a pharmaceutical product (excluding formulation components such as coatings, stabilizers, excipients or solvents, adjuvants or controlled release technologies).

1.2“Affiliate” means, with respect to a Party, any person or entity that directly or indirectly controls, is controlled by or is under common control with such Party.  As used in this definition, “control” (and, with correlative meanings, the terms “controlled by” and “under common control with”) means, in the case of a corporation, the ownership of more than fifty percent (50%) of the outstanding voting securities thereof or, in the case of any other type of entity, an interest that results in the ability to direct or cause the direction of the management and policies of such entity or the power to appoint more than fifty percent (50%) of the members of the governing body of such entity.

1.3“Applicable Laws” means all  statutes, ordinances, regulations, rules or orders of any kind whatsoever of any Governmental Authority that may be in effect from time to time and applicable to the activities contemplated by this Agreement.

1.4“Arising Product IP” means any data, results, know-how, improvement, inventions, process, method, composition of matter, article of manufacture, discovery or finding, patentable or otherwise, that is (a) invented or generated as a result of a Party exercising its rights or carrying out its obligations under this Agreement, whether directly or through its Affiliates, sublicensees, agents or contractors, and (b) related to the Compound or Product or the composition of matter, formulation, method of make or use thereof, including all rights, title and interest in and to the intellectual property rights therein.

1.5“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York City, U.S. or Jiangsu, China are authorized or obligated to close.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

1.6“Calendar Quarter” means the respective periods of three consecutive calendar months ending on March 31, June 30, September 30 and December 31.

1.7“Calendar Year” means each twelve (12) month period commencing on January 1 and ending on December 31.

1.8“cGMP” means all applicable current Good Manufacturing Practices, including, as applicable, the principles detailed in the U.S. Current Good Manufacturing Practices, 21 C.F.R. Parts 4, 210, 211, 601, 610 and 820, European Directive 2003/94/EC and Eudralex 4, the principles detailed in the ICH Q7 guidelines, and the equivalent Applicable Laws in the relevant country or region, each as may be amended and applicable from time to time.

1.9“Change of Control” means, with respect to a Party, (a) a merger, reorganization, consolidation or other transaction involving such Party and any entity that is not an Affiliate of such Party as of the Effective Date, which results in the voting securities of such Party outstanding immediately prior thereto ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger, reorganization, consolidation or other transaction, or (b) any entity that is not an Affiliate of such Party as of the Effective Date becoming

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the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of such Party or otherwise acquiring the power (whether through ownership interest, contractual right or otherwise) to direct or cause the direction of the management or policies of such Party.

1.10“Clinical Trial” means any clinical testing of the Product in human subjects.

1.11“Commercialization” or “Commercialize” means all activities directed to marketing, distribution, detailing or selling of pharmaceutical products (including importing and exporting activities in connection therewith).

1.12“Commercially Reasonable Efforts” means (a) where applied to carrying out specific tasks and obligations of a Party under this Agreement, expending (on its own and/or acting through any of its Affiliates, sublicensees or subcontractors) reasonable, diligent, good faith efforts and resources to accomplish such task or obligation as a similarly situated company would normally use to accomplish a similar task or obligation under similar circumstances; and (b) where applied to the Development and/or Commercialization of the Product under this Agreement, the use of reasonable, diligent, good faith efforts and resources, in an active and ongoing program, as normally used by a similarly situated company for a priority product discovered or identified internally, which product is at a similar stage of development or life cycle and is of similar market potential, taking into account relevant factors including measures of patent coverage, relative safety and efficacy, product profile, the competitiveness of the marketplace, the proprietary position of such product, the regulatory structure involved, and other relevant factors.  Commercially Reasonable Efforts will be determined on a Region-by-Region basis for a particular Product, and it is anticipated that the level of effort will be different for different Region, and will change over time, reflecting changes in the status of the Product and the Region(s) involved.

1.13“Compound” means Scynexis’ novel glucan synthase inhibitor known as ibrexafungerp (formerly SCY-078), having the chemical structure set forth on Exhibit A, and any existing or future metabolites (to the extent pharmaceutically active against glucan synthase), salts, esters, free acid forms, free base forms, crystalline forms including co-crystalline forms, amorphous forms, pro-drugs forms, racemates, polymorphs, chelates, tautomers, solvates or optical isomers thereof.

1.14“Confidential Information” of a Party means all Know-How, unpublished patent applications and other proprietary information and data of a financial, commercial, business, scientific or technical nature of such Party that is: (a) disclosed by or on behalf of such Party or any of its Affiliates or otherwise made available to the other Party or any of its Affiliates, whether made available orally, in writing or in electronic form; or (b) learned by the other Party pursuant to this Agreement; and in each case (a) or (b) is marked as “Confidential”, “Proprietary” or with similar designation at the time of disclosure or by its nature can reasonably be expected to be considered Confidential Information by the recipient.  Subject to the exceptions set forth in Article 10, the terms of this Agreement are the Confidential Information of both Parties.

1.15“Control” or “Controlled” means, with respect to any Know-How, Patents or other intellectual property rights, that a Party has the legal authority or right (whether by ownership, license or otherwise) to grant to the other Party a license, sublicense, access or other right (as

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applicable) under such Know-How, Patents, or other intellectual property rights, on the terms and conditions set forth herein, in each case without breaching the terms of any agreement with a Third Party.

1.16“Development” or “Develop” means all development activities to obtain and maintain Regulatory Approval for the Product, including all pre-clinical studies and Clinical Trials of the Product, distribution of Product for use in Clinical Trials (including placebos and comparators), statistical analyses, the preparation of regulatory filings and all regulatory affairs related to any of the foregoing.

1.17“Dollars” or “$” means U.S. dollars, the lawful currency of the U.S.

1.18“FDA” means the U.S. Food and Drug Administration or its successor.

1.19“Field” means prophylactic, palliative, therapeutic or diagnostic uses for all human diseases and disorders, including acute and recurrent vulvovaginal candidiasis (VVC), invasive fungal infections including but not limited to invasive candidiasis, invasive aspergillosis, refractory invasive fungal infections, and other potential Indications as discussed by both Parties in the JSC.

1.20“First Commercial Sale” means, with respect to any Product in any Region within the Territory, the first sale of such Product to a Third Party end user or prescriber for distribution, use or consumption in such country or jurisdiction after the Regulatory Approvals have been obtained for such Product in such country or jurisdiction and where the sale results in a Net Sale.  For clarity, First Commercial Sale shall not include any sale or transfer of the Product prior to receipt of all Regulatory Approvals, including any pricing or reimbursement approvals. For further clarity, any Product used in (i) promotional or advertising purposes, (ii) preclinical studies, Clinical Trials (including post-marketing studies) or other research or scientific testing purposes, (iii) “treatment IND sales,” (iv) as free samples or on a “named patient sales”, “compassionate use sales” or otherwise at or below cost or with a nominal mark-up on the full burdened manufacturing cost of the Product, in each case ((i) through (iv)) shall not constitute a “First Commercial Sale”.

1.21“FTE Rate” means a rate of [*] per FTE per year, pro-rated on an hourly basis of [*] per FTE hour, based on [*] hours per year for an FTE and is subject to adjustments on an annual basis as of January 1 of each year, beginning in 2022, by factors which reflect any change in the Consumer Price Index for All Urban Consumers (CPI-U) All Items (U.S. city average), as reported by the U.S. Bureau of Labor Statistics, for January 1 of such year when compared to the comparable statistics for January 1 of the preceding year.

1.22“GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.23“GCP” means all applicable Good Clinical Practice standards for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of Clinical Trials, including, as applicable (a) as set forth in the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use Harmonized Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95) and any other applicable guidelines for good clinical practice for trials on medicinal products in the Territory, (b) the

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Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto, (c) 21 C.F.R. Parts 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application), as may be amended from time to time, and (d) the equivalent Applicable Laws in the Territory, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

1.24“Generic Product” means, with respect to a particular Product in a particular jurisdiction, any pharmaceutical product that (a) contains the same qualitative and quantitative composition of Active Ingredient(s) as such Product in the same pharmaceutical form as such Product; (b) is deemed consistent with such Product in quality and efficacy by the applicable Regulatory Authorities in such jurisdiction in the Territory and has obtained regulatory approval in such jurisdiction for an Indication for which such Product obtained Regulatory Approval from the applicable Regulatory Authority in such jurisdiction, on an expedited or abbreviated basis in a manner that relied on or incorporated data submitted by Hansoh, its Affiliates or sublicensees, under the provisions of Section 505(j) of the U.S. Federal Food, Drug, and Cosmetic Act, Articles 10.1, 10.2, 10.3 or 10a of EU Pharma Directive 2001/83, or similar laws in the applicable jurisdiction; (c) is bioequivalent to and may be legally substituted in filling a prescription for such Product, as determined by the applicable Regulatory Authority in such jurisdiction; and (d) is sold in such jurisdiction by a Third Party that is not a sublicensee of Hansoh or its Affiliates and did not purchase such product in a chain of distribution that included Hansoh or any of its Affiliates or sublicensees.

1.25“GLP” means all applicable Good Laboratory Practice standards, including, as applicable, as set forth in the then current good laboratory practice standards promulgated or endorsed by the U.S. Food and Drug Administration as defined in 21 C.F.R. Part 58, or the equivalent Applicable Laws for the applicable Region in the Territory, each as may be amended and applicable from time to time.

1.26“Governmental Authority” means any court, commission, authority, department, ministry, official or other instrumentality of, or being vested with public authority under any law of, any country, region, state or local authority or any political subdivision thereof, or any association of countries.

1.27“IFRS” means the International Financial Reporting Standards, as promulgated by the International Standards Accounting Board.

1.28“IND” means any investigational new drug application, clinical trial application, clinical trial exemption or similar or equivalent application or submission for approval to conduct human clinical investigations filed with or submitted to a Regulatory Authority in conformance with the requirements of such Regulatory Authority.

1.29“Indication” means a separate and distinct disease, disorder or medical condition that a medical or pharmaceutical product is intended to treat, prevent, cure, or ameliorate.  The use of the Product in a separate and/or distinct patient population supported by the results of a Clinical Trial shall be deemed a separate Indication.  A labelling change based on the results of a Clinical

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Trial that removes a requirement for certain specified prior treatment shall be also deemed a separate Indication   For clarity, each of the following shall be deemed a separate Indication:  Acute VVC (vulvovaginal candidiasis), Recurrent VVC, invasive candidiasis, invasive aspergillosis, refractory invasive fungal infections.

1.30“Initial Support” means a total of [*] of support and assistance provided by Scynexis to Hansoh under this Agreement.

1.31“Know-How” means any proprietary scientific or technical information, results and data of any type whatsoever, in any tangible or intangible form whatsoever, including databases, safety information, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and data.

1.32“Knowledge” means, with respect to a Party, actual knowledge after reasonable investigation by such Party’s board members, officers and relevant senior employees.

1.33“Licensed IP” means Licensed Know-How and Licensed Patents.

1.34“Licensed Know-How” means all Know-How Controlled by Scynexis or its Affiliates as of the Effective Date or at any time during the Term that is necessary or useful for the Development, Manufacture or Commercialization of the Compound or Product in the Field in the Territory; provided however that “Licensed Know-How” shall exclude: (a) any Know-How of a Third Party that becomes an Affiliate of Scynexis after the Effective Date as a result of a Change of Control of Scynexis; (b) any Know-How that is in-licensed or acquired by Scynexis or its Affiliates from a Third Party after the Effective Date, unless Hansoh agrees in writing to (i) comply with the applicable terms and conditions of the agreement under which Scynexis or its Affiliates obtain Control of such Know-How; and (ii) pay appropriate amounts, subject to a good faith discussion, that Scynexis or its Affiliates would be obligated to pay in connection with the grant, maintenance or exercise of a sublicense to Hansoh under such Know-How. Scynexis shall include Hansoh in early discussions to the extent any such Know-How is related to the Territory that Scynexis or its Affiliates plans to in-license or acquire from a Third Party and shall consult with Hansoh on strategy, appropriate terms and conditions and appropriate allocation of fees for such Know-How through JSC meetings or other appropriate communications, such as formal email or teleconference.   For the avoidance of doubt, “Licensed Know-How” shall include any Know-How Controlled by Scynexis or its Affiliates contained in Arising Product IP.

1.35“Licensed Patents” means all Patents in the Territory Controlled by Scynexis or its Affiliates as of the Effective Date or at any time during the Term that claim the Compound or Product, including composition of matter, formulation, method of make or use in the Field in the Territory and including any Patents claiming any Arising Product IP; provided however that “Licensed Patents” shall exclude: (a) any Patent of a Third Party that becomes an Affiliate of Scynexis after the Effective Date as a result of a Change of Control of Scynexis; (b) any Patent that is in-licensed or acquired by Scynexis or its Affiliates from a Third Party after the Effective Date, unless Hansoh agrees in writing to (i) comply with the applicable terms and conditions of

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the agreement under which Scynexis or its Affiliates obtain Control of such Patent; and (ii) pay appropriate amounts, subject to a good faith discussion, that Scynexis or its Affiliates would be obligated to pay in connection with the grant, maintenance or exercise of a sublicense to Hansoh under such Patent. Scynexis shall include Hansoh in early discussions to the extent any such Patents is related to the Territory that Scynexis or its Affiliates plans to in-license or acquire from a Third Party and shall consult with Hansoh on strategy, appropriate terms and conditions and appropriate allocation of fees for such Patent through JSC meetings or other appropriate communications, such as formal email or teleconference. Licensed Patents includes the Patents set forth in Exhibit B.

1.36“Manufacture” and “Manufacturing” mean activities directed to manufacturing, processing, filling, finishing, packaging, labeling, quality control, quality assurance testing and release, post-marketing validation testing, inventory control and management, storing and transporting the Compound and/or Product.

1.37“Manufacturing Cost” means, with respect to the Compound and Product supplied by Scynexis to Hansoh hereunder:

(a)if the Compound or Product is Manufactured by Scynexis’ Third Party contract manufacturer, (i) Scynexis’ actual Third Party cost of the manufacture and supply of such Compound or Product, plus (ii) the actual, reasonable and documented cost (including internal cost but excluding overhead cost) incurred by Scynexis in connection therewith, including for manufacturing oversight, quality assurance and supply management related thereto; and

(b)if the Compound or Product is Manufactured by Scynexis itself or its Affiliate, the actual, fully-burdened cost for the manufacture and supply of such Compound or Product, including raw materials, direct labor and benefits, and the proportionate share of indirect manufacturing costs.  Such fully-burdened cost shall be calculated (i) if applicable, on a theoretical full-capacity basis (with reasonable changeover and maintenance downtime) with the percentage allocable to Manufacturing Cost representing the number of units or runs of the Compound or Product produced or performed (or reserved for the production of the Compound or Product) as a percentage of the total number of units or runs, including those of other products, that could be manufactured in such facility during a Calendar Year; and (ii) in accordance with GAAP, IFRS or equivalent internal standard policies and procedures of the applicable selling Party consistently applied.

1.38“NDA” means a New Drug Application as defined by the FDA or equivalent application for approval (but not including pricing and reimbursement approvals) to market a pharmaceutical product in the applicable country or jurisdiction.

1.39“Net Sales” means the gross price billed or invoiced on sales of the Product by Hansoh, its Affiliates, or sublicensees (each a “Selling Party”) for sale of the Product to a Third Party in the Territory, less following deductions, to the extent reasonable, customary and allocable to the sale of such Product:

(a)trade or quantity discounts actually granted and deducted solely on account of sales of the Product;

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(b)chargebacks or rebates actually paid to individual or group purchasers, including wholesalers, distributors, buying groups, health care insurance carriers or other health care organizations, of the Product that are solely on account of the Product;

(c)adjustments, allowances or credits to customers actually given and not in excess of the selling price of such Product, on account of rejection, outdating, recalls or return of such Product, including for damaged or defective Products;

(d)sales tax, excise tax, value added tax, customs duties, tariffs and other governmental charges (other than income tax) actually incurred, paid or collected and remitted to the relevant tax authority for the sale of the Product;

(e)freight and transportation cost, including insurance, directly related to the delivery or return of the Product to the Third Party; and

(f)actual non-collectable receivables written off in accordance with applicable accounting standard and not to exceed [*] of gross sales of such Product in any Calendar Year (if such amount is subsequently collected, it shall be included in Net Sales).

Each of the amounts set forth above shall be determined from the books and records of the Selling Party, maintained in accordance with GAAP, IFRS or equivalent internal standard policies and procedures of the applicable Selling Party consistently applied.  For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (a)-(f) above, such item may not be deducted more than once.

Unless mandated by the Applicable Laws or by a Governmental Authority to sell at a lower price, no Selling Party shall sell or dispose any Product for less than fair market value or for any substantive consideration other than monetary consideration on arm’s length terms, except that Selling Party may provide the Products either for free or at or below cost for the following purposes: (i) promotional or advertising purposes, (ii) pre-clinical studies, Clinical Trials (including post-marketing studies) or other research or scientific testing purposes, (iii) treatment IND sales, or (iv) as free samples or on a named patient use or compassionate use basis, and each case ((i) through (iv)) shall not be included in Net Sales except to the extent that the Selling Party invoices or receives amounts therefor after the First Commercial Sale has occurred.

Sales between Selling Parties shall be disregarded for purposes of calculating Net Sales except if such Selling Party is an end user.

If a Product contains any Active Ingredient(s) that is not a Compound, then the Net Sales of such Product (a “Combination Product”), for the purpose of calculating royalties payments owed under this Agreement, shall be the Net Sales attributable to the Compound, which shall be calculated as follows: first, the actual Net Sales of such Combination Product shall be determined using the above provisions, and then such amount shall be multiplied by the fraction A/(A+B), where A is the inventory cost  (during the relevant royalty paying period in the relevant Region) of the Product that contains only the Compound as its Active Ingredient when sold separately in finished form (the “Mono Product”), and B is the total inventory cost (during the relevant royalty paying period in the relevant Region) of other Active Ingredient(s) in the Combination Product when sold separately in finished form.  If there is no separate sale of either the Mono Product or

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other Active Ingredient(s), then A and B shall be their fair market values as reasonably and mutually determined by the Parties after good faith discussion or, in the absence of agreement, pursuant to arbitration under Section 14.3.

1.40“NMPA” means National Medicine Products Administration of China (formerly known as the China Food and Drug Administration), or its successor.

1.41“Patents” means all national, regional and international patents and patent applications, including provisionals, converted provisionals or non-provisionals, divisions or divisionals, continuations, continuations-in-part, additions, re-issues, renewals, extensions, substitutions, re-examinations or restorations, registrations and revalidations, and supplementary protection certificates and equivalents to any of the foregoing.

1.42“Phase 1 Clinical Trial” means the clinical study of the Product in healthy volunteers or patients to estimate the initial safety and tolerability of the Product and to determine the metabolism and the pharmacokinetic and pharmacodynamic actions of the Product, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness and on the Product’s activity, or any human clinical trial of the Product that would otherwise satisfy the requirements of 21 § CFR 312.21(a) or corresponding foreign regulations in the Region and Territory.

1.43“Phase 2 Clinical Trial” means a controlled clinical study conducted to evaluate the effectiveness and to explore the therapeutic efficacy of the Product for a particular Indication or Indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the Product and to determine the dose and regimen for Phase 3 Clinical Trials, or any human clinical trial of the Product that would otherwise satisfy the requirements of 21 § CFR 312.21(b) or corresponding foreign regulations in the Region and Territory.

1.44“Phase 3 Clinical Trial” means a controlled clinical study that is performed after preliminary evidence suggesting effectiveness of the Product has been obtained, and is intended to demonstrate or confirm the therapeutic benefit of the Product and to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the Product and to provide an adequate basis for marketing approval and for the Product’s labeling and summary of Product characteristics, or any human clinical trial of the Product that would otherwise satisfy the requirements of 21 § CFR 312.21(c) or corresponding foreign regulations in the Region and Territory.

1.45“Product” means any pharmaceutical product that contains a Compound as an Active Ingredient, alone or in combination with other Active Ingredients (other than any Active Ingredient that is proprietary to Scynexis but is not a Compound), in any formulation or dosage form and for any mode of administration.

1.46“Regulatory Approval” means, with respect to the Product in a country or jurisdiction, all approvals from the Governmental Authorities necessary to market and sell the Product in such country or jurisdiction.

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1.47“Regulatory Authority” means any applicable Government Authority responsible for granting Regulatory Approvals for Product, including the FDA, NMPA, and any corresponding national or regional regulatory authorities.

1.48“Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights (other than Patents) conferred by any Regulatory Authority with respect to a pharmaceutical or medical product, including without limitation orphan drug exclusivity, new chemical entity exclusivity, data exclusivity, pediatric exclusivity, rights conferred in the U.S. under the Hatch-Waxman Act or the FDA Modernization Act of 1997, in EU member states under national implementations of Article 10 of Directive 2001/83/EC, and rights similar thereto in other country or jurisdiction.

1.49“Regulatory Materials” means any regulatory application, submission, notification, communication, correspondence, registration, approval and other filings made to, received from or otherwise conducted with a Regulatory Authority regarding the Product, including any NDA and Regulatory Approval.

1.50“Territory” means the Greater China, including mainland China, Hong Kong, Macau, and Taiwan, each of which shall be referred to as a “Region.”

1.51“Third Party” means an entity other than Scynexis, Hansoh and Affiliates of either of them.

1.52“U.S.” means United States of America, including all possession and territories thereof.

1.53“Valid Claim” means a claim of a pending patent application or an issued and unexpired Patent (as may be extended through supplementary protection certificate or patent term extension or the like) that has not been revoked, held invalid or unenforceable by a patent office, court or other Governmental Authority of competent jurisdiction in a final and non-appealable judgment (or judgment from which no appeal was taken within the allowable time period) and which claim has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

1.54Additional Definitions.  The following table identifies the location of definitions set forth in various Sections of the Agreement:

Defined Terms	Section
“Acute VVC”	8.3(b)(iv)
“Alliance Manager”	3.1
“Bankruptcy Code”	13.3(a)(ix)
“Bankruptcy Rejection”	13.3(a)(ix)
“Challenged Patent”	13.2(d)
“Clinical Trial Participation Plan”	5.6
“Commercialization Plan”	7.3
“Development Plan”	4.3

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Defined Terms	Section
“Executive Officers”	3.2(f)
“FCPA”	15.6(a)
“FCPA Covered Person”	15.6(a)
“FURI Clinical Trial”	5.6
“Hansoh Indemnitee(s)”	12.2
“ICC”	14.3(a)
“IDL”	5.2(b)(i)
“Indemnified Party”	12.3
“Indemnifying Party”	12.3
“Infringement”	9.3(b)
“Initial Technology Transfer”	4.4
“Joint Steering Committee” or “JSC”	3.2(a)
“Losses”	12.1
“Oral Formulation”	6.2(a)
“Pharmacovigilance Agreement”	5.8
“Prior CDA”	10.6
“Product Marks”	9.7(c)
“Recovery”	8.9(b)
“Recurrent VVC”	8.3(b)(iv)
“Remedial Action”	5.11
“Royalty Term”	8.5(b)
“Scynexis Indemnitee(s)”	12.1
“Scynexis Trademarks”	9.7(a)
“SEC”	10.5(b)
“Term”	13.1
“Third Party Claim”	9.4(a)
“Upstream Agreement”	2.4(a)(i)

Article 2
LICENSES

2.1License Grant to Hansoh.  Subject to the terms and conditions of this Agreement, Scynexis hereby grants to Hansoh (a) an exclusive (even as to Scynexis but subject to Scynexis’ retained rights as set forth in Section 2.3), royalty-bearing license, with the right to grant sublicenses solely in accordance with Section 2.2, under the Licensed IP to research, Develop, use, promote, sell, offer for sale, import and otherwise Commercialize or exploit the Compound and Product in the Field in the Territory; and (b) a non-exclusive, royalty-free, fully-paid up license, with the right to grant sublicenses solely in accordance with Section 2.2, under the Licensed IP to Manufacture the Compound and Product inside or outside of the Territory solely for Development and Commercialization use in the Field in the Territory; provided however that (i) Hansoh may

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not exercise such license granted in 2.1(b) to Manufacture the finished Product outside the Territory without Scynexis’ prior written consent (not to be unreasonably withheld, conditioned or delayed), and (ii) Hansoh shall notify and discuss (through the JSC) with Scynexis if Hansoh wishes to exercise its license granted in 2.1(b) to Manufacture starting materials or components of the Product outside of the Territory, and Hansoh may do so  in its or its Affiliate’s own facility without Scynexis’ prior written consent (but doing so in any Third Party’s facility shall require Scynexis’ prior written consent, such consent not to be unreasonably withheld). Scynexis shall not, and shall ensure that its Affiliates and sublicensees (other than Hansoh) shall not, either directly or indirectly, research, Develop, use, promote, sell, offer for sale, import and otherwise Commercialize or exploit the Compound and Product in the Field in the Territory, except as provided in Section 2.3.

2.2Right to Sublicense.

(a)Subject to the terms and conditions of this Agreement, Hansoh shall have the right to grant sublicenses through one or multiple tiers of the license granted to it under Section 2.1:  (i) to its Affiliates, with prior notice to (but not consent from) Scynexis, which sublicense shall continue only for so long as such entity remains an Affiliate of Hansoh; (ii) to Third Party subcontractors without notice to or consent from Scynexis to perform the subcontracted activities; and (iii) to Third Parties the right to Manufacture the finished Product or the right to Commercialize the Product in a Region, which shall require Scynexis’ express prior written consent (not to be unreasonably withheld).

(b)Each sublicense shall be consistent with the terms and conditions of this Agreement and shall contain at least the following terms and conditions:

(i)requiring each such sublicensee to protect and keep confidential any Confidential Information of the Parties in accordance with Article 10 of this Agreement;

(ii)requiring each such sublicensee to assign or license to Hansoh all Arising Product IP developed by such sublicensee so that Hansoh can comply with its obligations to license the same to Scynexis in accordance with Section 9.1 (provided that a such sublicense agreement may be subject to customary provisions which provide for the sublicensee to own Know How and Patents that has general application to such sublicensee’s general business, so long as such sublicense agreement provides a sublicenseable license to Hansoh under such generally applicable Know-How or Patent that is sufficient to allow Hansoh to comply with its obligation under Section 9.1); and

(iii)not expressly imposing any obligation or liability on Scynexis.

(c)Hansoh shall provide a redacted copy of each sublicense agreement to Scynexis within [*] after the grant of a sublicense; provided that, such redaction is consistent with the SEC requirements and guidelines governing redaction of information from material agreements. Upon written request from Scynexis, Hansoh will use Commercially Reasonable Efforts to provide Scynexis a complete and unredacted copy of each requested sublicense agreement, subject to Scynexis, Hansoh and the Sublicensee first entering into a confidentiality agreement if required by the Sublicensee to cover the disclosure of such sublicense prior to

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providing Scynexis with such copy. Hansoh shall remain directly responsible for all of its obligations under this Agreement that have been delegated or sublicensed to any sublicensee.  Any sublicensee conduct, act, omission or state of affairs that would have constituted a breach of this Agreement shall be imputed to Hansoh and deemed a breach of this Agreement as if such conduct, act, omission or state of affairs had been directly attributable to Hansoh.  Hansoh shall not grant a sublicense to any sublicensee that has been debarred or disqualified by a Regulatory Authority.

2.3Retained Rights. Notwithstanding the exclusive license granted to Hansoh under Section 2.1(a), Scynexis hereby expressly retains the right to use the Licensed IP in the Field in the Territory in order to perform its obligations under this Agreement.  Each Party retains all rights under Know-How, Patents or other intellectual property Controlled by such Party not expressly granted to the other Party pursuant to this Agreement.  For clarity, Scynexis retains the exclusive right to practice, license and otherwise exploit the Licensed IP outside the scope of the license granted to Hansoh under Section 2.1, including the exclusive right to develop, make, have made, use, sell, offer for sale and import the Compound and Product outside the Field in the Territory or for any use outside of the Territory.  Scynexis also retains the right to make and have made the Compound and Product in the Territory solely for any use outside the Field and/or solely for Development, Manufacture and/or Commercialization of the Compound and Product outside of the Territory.

2.4Upstream Licenses.

(a)Hansoh acknowledges and agrees that:

(i)Scynexis obtained the right to certain Licensed IP from Third Parties under the agreements set forth on Exhibit C and previously disclosed to Hansoh for review (each, an “Upstream Agreement”);

(ii)the licenses granted to Hansoh in Section 2.1 under such Licensed IP constitutes sublicenses under the Upstream Agreement;

(iii)each such sublicense is subject to the terms and conditions of the applicable Upstream Agreement; and

(iv)certain Licensed IP is non-exclusively licensed to Scynexis under the Upstream Agreement, and therefore the exclusive license granted by Scynexis to Hansoh under such Licensed IP is exclusive only with respect to Scynexis, and is not exclusive with respect to the upstream licensor or its other licensees and sublicensees.

(b)Scynexis shall, and shall ensure that its Affiliates shall, use Commercially Reasonable Efforts to maintain the Upstream Agreements in full force and effect in accordance with their terms and conditions and without any further amendment that would materially and adversely affect the sublicense granted by Scynexis to Hansoh under such Upstream Agreement pursuant to the terms and conditions of this Agreement, except with Hansoh’s prior written consent. In the event that Scynexis, or any of its Affiliates or sublicensees (other than Hansoh) is in breach or default of an Upstream Agreement, and the Third Party licensor or counterparty to such Upstream Agreement terminates or is expected to terminate Scynexis’ rights under such Upstream Agreement, then Scynexis shall promptly notify Hansoh in writing of such expectation

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or termination, as applicable, and shall use best efforts to ensure that Hansoh’s rights, as a sublicensee under such Upstream Agreement and within the scope of this Agreement, shall continue. This provision will not restrict or eliminate Hansoh’s remedies under this Agreement or otherwise available for Hansoh under law or equity. Hansoh agrees to comply with the terms and conditions of the Upstream Agreements to the extent applicable and shall not take or fail to take any action that would cause Scynexis to be in material breach of any Upstream Agreement.

2.5No Implied Licenses; Negative Covenant.  Except as expressly set forth herein, no license or other right or interest under any Know-How, Patent or other intellectual property of either Party is granted (by implication or otherwise) to the other Party under this Agreement.  Hansoh shall not, and shall not permit any of its Affiliates or sublicensees to, practice any Licensed IP outside the scope of the license granted by Scynexis to Hansoh under Section 2.1 of this Agreement.

2.6Territory Restriction.  Hansoh hereby covenants and agrees that it shall not, and shall ensure that its Affiliates and sublicensees shall not, either directly or indirectly, promote, market, distribute, import, sell or have sold any Product, including via the Internet or mail order, to any Third Party or address or Internet Protocol address or the like outside the Territory, or to any Third Party that Hansoh, or any of its Affiliate or sublicensee knows (or is reasonably expected to know) has previously exported or is likely to export the Product outside the Territory.  Hansoh shall not engage, and shall ensure that its Affiliates and sublicensees shall not engage, in any advertising or promotional activities relating to any Product directed primarily to customers or other buyers or users located in any country or jurisdiction outside the Territory, or solicit orders from any prospective customer or other buyer or user located in any country or jurisdiction outside the Territory.  If Hansoh or its Affiliates or sublicensees receive any order for the Product from a prospective customer or other buyer or user located in a country or jurisdiction outside the Territory, Hansoh shall immediately refer that order to Scynexis and shall not accept any such orders.  Hansoh shall not, and shall ensure that its Affiliates and sublicensees shall not, deliver or tender (or cause to be delivered or tendered) any Product outside the Territory.

Article 3
GOVERNANCE

3.1Alliance Managers.  Within [*] after the Effective Date, each Party shall appoint (and notify the other Party of the identity of) a representative having the appropriate qualifications (including a general understanding of pharmaceutical development, manufacture and commercialization issues) to act as its alliance manager under this Agreement (the “Alliance Manager”).  The Alliance Managers shall serve as the primary contact points between the Parties regarding the activities contemplated by this Agreement.  The Alliance Managers shall facilitate the flow of information and otherwise promote communication, coordination and collaboration between the Parties, providing single point communication for seeking consensus both internally within each Party’s respective organization, including facilitating review of external corporate communications, and raising cross-Party and/or cross-functional issues in a timely manner.  Each Party may replace its Alliance Manager by written notice to the other Party.

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3.2Joint Steering Committee.

(a)Formation.  Within [*] after the Effective Date, the Parties shall establish a joint steering committee (the “Joint Steering Committee” or the “JSC”) to oversee the Development, Manufacture and Commercialization of the Compound and Product in the Field in the Territory under this Agreement.  Each Party shall appoint two (2) representatives to the JSC, each of whom shall be an officer or employee of the applicable Party having sufficient seniority within such Party to make decisions arising within the scope of the JSC’s responsibilities.  Each Party may replace its JSC representatives upon written notice to the other Party.  Each Party shall appoint one of its JSC representatives to act as a co-chairperson of the JSC.

(b)Role.  The JSC shall (i) provide a forum for the discussion of the Parties’ activities under this Agreement; (ii) review and discuss the overall strategy for the Development, Manufacture and Commercialization of the Product in the Field in the Territory, provided that Hansoh will give due consideration to recommendations made by Scynexis; (iii) review and discuss the Development Plan and amendments thereto, including planning and execution of any clinical trials, regulatory filings and/or registration of the Product in the Field in the Territory, provided that Hansoh will give due consideration to recommendations made by Scynexis; provided further that the JSC shall review, discuss and approve (with Scynexis not to unreasonably withhold approval) clinical trial protocols; (iv) review, discuss and approve the Clinical Trial Participation Plan and amendments thereto; (v) review and discuss (but not approve) the Commercialization Plan and amendment thereto; (vi) review and discuss the Manufacturing and supply of the Compound and Product by Scynexis to Hansoh and coordinate Manufacturing technology transfer under Section 6.2; (vii) coordinate safety data reporting and review, discuss and approve any combination study and/or new Indications; (viii) establish joint subcommittees (such as Development subcommittee) as necessary or advisable to further the purpose of this Agreement; and (viii) perform such other functions as expressly set forth in this Agreement or allocated to it by the Parties’ written agreement.

(c)Limitation of Authority.  The JSC shall only have the powers expressly assigned to it in this Article 3 and elsewhere in this Agreement and shall not have the authority to: (i) modify or amend the terms and conditions of this Agreement; (ii) waive either Party’s compliance with the terms and conditions of this Agreement; or (iii) determine any such issue in a manner that would conflict with the express terms and conditions of this Agreement.

(d)Meetings.  The JSC shall hold meetings at such times as it elects to do so, but in no event shall such meetings be held less frequently than once every Calendar Quarter until the First Commercial Sale of the Product in the Territory.  Thereafter, the JSC shall hold meeting no less frequently than once every two (2) Calendar Quarters.  Notwithstanding the foregoing, the Parties shall in good faith consider whether the foregoing frequency for JSC meetings is appropriate and may mutually agree to adjust the frequency of JSC meetings.  Each Party may call additional ad hoc JSC meetings as the needs arise with reasonable advance notice to the other Party.  Meetings of the JSC may be held in person, by audio or video teleconference.  The co-chairpersons of the JSC shall jointly prepare the agenda and minutes for each JSC meeting.  Each Party shall be responsible for all of its own expenses of participating in the JSC meetings.  No action taken at any JSC meeting shall be effective unless at least one representative of each Party is participating in such JSC meeting.

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(e)Non-Member Attendance.  Each Party may from time to time invite a reasonable number of participants, in addition to its representatives, to attend the JSC meetings in a non‑voting capacity; provided that if either Party intends to have any Third Party (including any consultant) attend such a meeting, such Party shall provide prior written notice to the other Party.  Such Party shall also ensure that such Third Party is bound by confidentiality and non-use obligations consistent with the terms of this Agreement.

(f)Decision-Making. Each Party will act based on its good faith judgement taking into consideration the best mutual interests of the Parties and to avoid taking any actions pursuant to this Agreement that may materially and adversely affect the development and commercialization of the Products in the other Party’s territory. All decisions of the JSC shall be made by unanimous vote, with each Party having one vote irrespective of the number of representative(s) in attendance.  If after reasonable discussion and good faith consideration of each Party’s view on a particular matter before the JSC, the JSC cannot reach a decision as to such matter within [*] after such matter was brought to the JSC for resolution, such matter shall be referred to the Chief Executive Officer of Scynexis and the Chief Executive Officer of Hansoh or his/her designee (the “Executive Officers”) for resolution.  The Executive Officers shall promptly meet and use good faith efforts to resolve such matter.  If the Executive Officers cannot resolve such matter within [*] after such matter has been referred to them, then Hansoh shall have final decision making authority over matters concerning primarily the Development or Commercialization of the Compound and/or Product in the Field in the Territory, provided, however, that:

(i)Hansoh’s decision must be consistent with the terms and conditions of this Agreement, including its obligations to use Commercially Reasonable Efforts to Develop and Commercialize the Compound and Product in the Field in the Territory;

(ii)any decision that may reasonably be expected to adversely affect the Development, Manufacture or Commercialization of the Compound and Product outside the Field and/or outside the Territory must be mutually agreed by the Parties; provided that if Hansoh reasonably believes that such decision is required in order to comply with Applicable Laws in the Territory or otherwise required by the applicable Regulatory Authority, then the Parties will discuss such requirement in good faith with SCYNEXIS not to unreasonably withhold its agreement;

(iii)the protocols (including any amendment thereto) of all Clinical Trials to be conducted by Hansoh, its Affiliates and sublicensees will be discussed in good faith and mutually agreed by both Parties  prior to any patient enrollment. If Hansoh reasonably believes that protocol language or amendment is required in order to comply with Applicable Laws in the Territory or otherwise required by the applicable Regulatory Authority, the Parties shall discuss such requirement in good faith. Scynexis shall provide timely response to Hansoh after Hansoh provides the protocol (or any amendments thereto) to Scynexis for review and comment. In the event Hansoh has acted promptly to provide the protocols or amendments to Scynexis for review sufficient in advance of required deadlines, and there is a significant delay without providing any comments from Scynexis, Hansoh may proceed with the protocol (or such amendment thereto) to avoid missing material deadlines (i.e. for regulatory filings). For protocol review and approval process, Scynexis shall designate specific employees or officers from Scynexis to be responsible

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for this task to avoid the delay on reviewing and approving protocols due to unavailability of JSC members or delay in scheduling JSC meetings.

For clarity, the JSC shall have no decision making authority with respect to the Development, Manufacture or Commercialization of the Compound and Product outside the Field and/outside the Territory.

3.3Discontinuation of JSC.  The activities to be performed by the JSC shall solely relate to governance under this Agreement, and are not intended to be or involve the delivery of services.  The JSC shall continue to exist until the first to occur of: (a) the Parties mutually agreeing to disband the JSC; or (b) Scynexis providing written notice to Hansoh of its intention to disband and no longer participate in the JSC.  Once the Parties mutually agree or Scynexis has provided written notice to disband the JSC, the JSC shall have no further obligations under this Agreement and, thereafter, the Alliance Managers shall be the contact persons for the exchange of information under this Agreement and decisions of the JSC shall be decisions as between the Parties, subject to the same respective decision-making rights and limitations set forth in Section 3.2(f) and other terms and conditions of this Agreement.

Article 4
DEVELOPMENT

4.1General.  Hansoh shall be responsible for and, subject to the terms and conditions of this Agreement (including Section 3.2(f) for matters subject to JSC decision making authority), shall have the sole decision-making authority over the Development of the Compound and Product in the Field in the Territory, including the performance of Clinical Trials of the Product in the Field in the Territory necessary for Regulatory Approval.

4.2Development Diligence.  Hansoh shall use Commercially Reasonable Efforts to Develop and obtain Regulatory Approval for at least one Product in the Field in the Territory.

4.3Development Plan.  All Development of the Compound and Product by or on behalf of Hansoh under this Agreement shall be conducted pursuant to a written Development plan that summarizes the general timeline and other necessary details of all clinical and regulatory activities to be conducted by or on behalf of Hansoh to obtain Regulatory Approval of the Product in the Field in each Region in the Territory (the “Development Plan”).  As of the Effective Date, the Parties have agreed to the initial Development Plan, which is attached hereto as Exhibit D.  From time to time, but at least once every twelve (12) months, Hansoh shall propose updates or amendments (with a level of details no less than the initial Development Plan) to the Development Plan to the JSC for review and discussion, and, if applicable, approval, subject to Sections 3.2(b) and 3.2(f).

4.4Development Technology Transfer and Assistance.  As of the Effective Date, the Parties have agreed to the technology transfer plan attached hereto as Exhibit E, which summarizes the general timeline and other necessary details for Scynexis to provide and transfer to Hansoh the Licensed Know-How (including pre-clinical, clinical and CMC data but excluding Manufacturing-related Licensed Know-How, the transfer of which is governed by Section 6.2) and copies of Regulatory Materials related to the Compound or Product that is reasonably necessary

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or useful for Hansoh to submit and obtain approval of an IND for the Product in the Territory (the “Initial Technology Transfer”) and (b) the process for transferring updates to or additional Licensed Know-How and Regulatory Materials related to the Compound or Product during the Term.  If Scynexis has submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration for ibrexafungerp for the treatment of VVC, the Parties agree that a copy of the NDA and related data package (i.e. all pre-clinical, clinical and data) and Regulatory Materials will suffice for such Initial Technology Transfer. Within [*] after the Effective Date, Scynexis shall transfer such Licensed Know-How and Regulatory Materials to Hansoh in accordance with such technology transfer plan, and Hansoh shall cooperate with Scynexis to facilitate the receipt of such transfer of Licensed Know-How.  Scynexis shall provide the Licensed Know-How only in the English language, and Hansoh shall be responsible for the translation of the Licensed Know-How into the Chinese language, if necessary in Hansoh’s sole discretion, at Hansoh’s own cost and expense.  Pursuant to such technology transfer plan, Scynexis shall also provide Hansoh with reasonable technical assistance to help Hansoh to understand and use such Licensed Know-How and Regulatory Materials in connection with the Development of the Compound and Product, including reasonable access to Scynexis’ technical personnel involved in the research and Development of the Compound and Product.  Hansoh shall reimburse Scynexis for both reasonable out-of-pocket cost and internal cost (calculated by reference to the number of hours of support provided at the hourly FTE Rate) actually incurred by Scynexis to provide such technical assistance, except for the internal cost for Initial Support, which shall be provided at Scynexis’ cost. For clarity, such cost shall be estimated by Scynexis and approved by Hansoh in writing prior to reimbursement (such approval shall not be unreasonably withheld).

4.5Development Cost.  Hansoh shall be solely responsible for all the costs and expenses it incurs to Develop the Product in the Field in the Territory.

4.6Data Exchange and Use.  In addition to its adverse event and safety data reporting obligations pursuant to Section 5.7, each Party shall promptly provide the other Party with copies of all data and results and all supporting documentation (e.g. protocols, CRFs, analysis plans) generated from its Development of the Compound and Product in the Field inside or outside of the Territory.  Hansoh shall have the right to use or reference such data, results and documentation provided by Scynexis in connection with its activities in the Territory, including for the purpose of obtaining and maintaining Regulatory Approval for and Commercializing the Product in the Field in the Territory.  Scynexis shall have the right to use the data provided by Hansoh for the purpose of obtaining and maintaining Regulatory Approval for and Commercializing the Product outside Field and/or outside the Territory.

4.7Development Records.  Hansoh shall maintain complete, current and accurate records of all Development activities conducted by or on behalf of Hansoh hereunder, and all data and other information resulting from such activities.  Such records shall fully and properly reflect all work done and results achieved in the performance of the Development activities in good scientific manner appropriate for regulatory and patent purposes.  Hansoh shall document all non-clinical studies and Clinical Trials in formal written study reports according to Applicable Laws and national and international guidelines (e.g., ICH, GCP, GLP, and cGMP).  Scynexis shall have the right to review and copy such records maintained by Hansoh at reasonable times and to obtain access to the original to the extent necessary for regulatory and patent purposes or for other legal proceedings.  Scynexis acknowledges that such records will be in the Chinese language and that

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Hansoh has no obligation to provide such records in the English language. To the extent Scynexis believes translation into English is necessary, Scynexis shall be responsible for such translation at its own cost and expense. Scynexis acknowledges that the language of the original records shall govern.

4.8Development Status.  Hansoh shall keep Scynexis reasonably informed as to the progress and results of its and its Affiliates’ and sublicensees’ Development of the Compound and Product.  Without limiting the foregoing, the status, progress and results of the Development of the Compound and Product in the Field in the Territory shall be discussed at regularly scheduled meetings of the JSC (or a joint Development subcommittee established by the JSC).  In order to allow a meaningful discussion at the JSC meetings, at least [*] before each JSC meeting, Hansoh shall provide the JSC with a Development report, which may be in the form of a slide deck or a document prepared by Hansoh for its internal reporting purpose and shall cover subject matter at a level of detail reasonably agreed by the JSC.  In addition, Hansoh shall make available to Scynexis such additional information about its Development activities as may be reasonably requested by Scynexis from time to time.

Article 5
REGULATORY

5.1General.  The Development Plan shall set forth the general regulatory strategy for seeking Regulatory Approvals for the Product in the Field in in the Territory.  Hansoh shall be responsible for and, subject to the terms and condition of this Agreement (including Section 3.2(f)), shall have the sole decision-making authority over all regulatory activities necessary or reasonable useful for obtaining and maintaining Regulatory Approvals for the Product in the Field in the Territory, which regulatory activities shall be performed at Hansoh’s own cost and expense and in accordance with the general regulatory strategy set forth in the Development Plan.  Through the JSC, Hansoh shall keep Scynexis informed of regulatory developments related to the Product in the Territory, including any decision by any Regulatory Authority in the Territory regarding the Product.

5.2Regulatory Approval Holder.

(a)To the extent permitted by Applicable Laws and subject to Section 5.2(b) below, Hansoh shall apply for Regulatory Approvals of the Product in the Field in each Region in the Territory in its own name, and Hansoh shall be the named as the holder of such Regulatory Approvals in the Territory.

(b)With respect to the Product in mainland China,

(i)if the Product is supplied by Scynexis and approved by NMPA as an imported drug under an Imported Drug License (the “IDL”), then Scynexis shall initially be the holder of the IDL until Hansoh is permitted by Applicable Laws in mainland China to be the holder of the IDL, at which time Scynexis shall promptly transfer the IDL to Hansoh.  While Scynexis is the holder of the IDL, Scynexis shall appoint Hansoh as its exclusive regulatory agent (and Hansoh agrees to act as the regulatory agent of Scynexis) to communicate and handle (at Hansoh’s own

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cost and expense) regulatory activities relating to the IDL with the NMPA and other Regulatory Authorities in mainland China; and

(ii)if the Product is Manufactured by or on behalf of Hansoh in mainland China after completion of Manufacture technology transfer and approved by NMPA as a domestic product, then Hansoh shall be the holder of such Regulatory Approval.

5.3Regulatory Materials.

(a)Hansoh shall provide Scynexis with drafts of substantive Regulatory Materials relating to the Product a reasonable time (no less than [*] for initial submission of IND, NDA and similar applications in any event, and no less than [*] for other substantive Regulatory Materials) prior to submission for review and comment, and shall consider and implement in good faith any comments received from Scynexis.  In addition, Hansoh shall provide Scynexis with copies of any substantive Regulatory Materials relating to the Product submitted to or received from any Regulatory Authority in the Territory within a reasonable period of time after submission or receipt, and shall notify Scynexis of substantive communication relating to the Product with any Regulatory Authority in the Territory as soon as practical after such communication, but in each case within [*] in any event. Scynexis acknowledges that the Regulatory Materials submitted in the Territory are typically in the Chinese language, and, without limiting Hansoh’s obligations to provide translation pursuant to Section 5.3(b) below,  upon the reasonable request of Scynexis, the Parties may agree to engage a translator to translate certain substantive Regulatory Materials within a reasonable period of time and to mutually agree on the allocation of cost for such translation.

(b)When Scynexis is the holder of the IDL  (or other Regulatory Materials, such as IND, related to the Product as an imported drug) and appoints Hansoh as its regulatory agent to interact with NMPA and other Regulatory Authorities pursuant to Section 5.2(b)(i), all relevant and substantial Regulatory Materials and communications with Regulatory Authorities (including meeting requests and minutes, request for information, response, etc.) shall be provided by Hansoh to Scynexis followed promptly by full English translations (except for documents and materials and portions thereof originally provided to Hansoh in English) prepared at Hansoh’s own cost and expense.  For other Regulatory Materials, Hansoh shall provide an English summary prepared at Hansoh’s cost within a reasonable period of time that is reasonably sufficient to allow Scynexis to understand and be able to review and comment on such Regulatory Materials.

5.4Regulatory Assistance.  Upon Hansoh’s reasonable request, Scynexis shall provide Hansoh with reasonable assistance in connection with Hansoh’s regulatory activities for the Product in the Field in the Territory, including the preparation and submission of Regulatory Materials for IND and NDA.  Hansoh shall reimburse Scynexis for both reasonable out-of-pocket cost and internal cost (calculated at the FTE Rate) actually incurred by Scynexis to provide such regulatory assistance, except for the internal cost for Initial Support, which shall be provided at Scynexis’ cost. For clarity, such cost shall be estimated by Scynexis and approved by Hansoh in writing prior to reimbursement (such approval shall not be unreasonably withheld).

5.5Regulatory Meetings.  Hansoh shall provide Scynexis with reasonable advance notice (no less than [*] in any event) of any meeting or discussion with any Regulatory Authority

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in the Territory related to the Product.  Hansoh shall lead such meeting or discussion, provided however that at Scynexis’ written request, Hansoh shall permit one (1) Scynexis representative to attend and participate in such meeting or discussion as an observer at the cost and expense of Scynexis to the extent allowed by the applicable Regulatory Authority.  If Scynexis elects not to attend such meeting or discussion, Hansoh shall promptly provide Scynexis with a written English summary of such meeting or discussion.

5.6Participation in Scynexis’ Invasive Fungal Infections Trial and Other Trials Conducted by Scynexis.  The Parties recognize that they may benefit from Hansoh’s participation in Scynexis’ refractory invasive fungal infections study (the “FURI Clinical Trial”).  As such, Hansoh may participate in the FURI Clinical Trial in accordance with a clinical development plan approved by Scynexis (the “Clinical Trial Participation Plan”).  As of the Effective Date, the Parties have agreed on the initial Clinical Trial Participation Plan, which is attached hereto as Exhibit F.  The Parties shall discuss and approve through the JSC any necessary updates to the Clinical Trial Participation Plan in good faith. For other ongoing trials and future global trials for the Product or for other Indications, the Parties shall have good faith discussions on whether Hansoh’s participation can benefit both Parties and allow Hansoh to participate if Parties mutually agree.

5.7Right of Reference.  Each Party hereby grants to the other Party the right of reference to all Regulatory Materials pertaining to the Product submitted by or on behalf of such Party.  Hansoh may use such right of reference to Scynexis’ Regulatory Materials for the purpose of seeking, obtaining and maintaining Regulatory Approval of the Product in the Field in the Territory.  Scynexis may use such right of reference to Hansoh’s Regulatory Materials for the purpose of seeking, obtaining and maintaining Regulatory Approval of the Product outside the Field and/or outside the Territory.  If requested by the receiving Party, the granting Party will provide a signed statement to this effect in accordance with 21 C.F.R. §314.50(g)(3) or any foreign counterpart to such regulation in the Territory.

5.8Adverse Events Reporting.  Promptly following the Effective Date, but in any event no later than the initiation of any Clinical Trial of the Product in the Field in the Territory, the Parties shall enter into a pharmacovigilance and adverse event reporting agreement setting forth the worldwide pharmacovigilance procedures for the Parties with respect to the Product, such as safety data sharing, adverse events reporting and prescription events monitoring (the “Pharmacovigilance Agreement”).  Such procedures shall be in accordance with, and enable the Parties to fulfill, local and national regulatory reporting obligations under Applicable Laws.  Scynexis shall establish and maintain the global safety database for the Product.  Scynexis shall hold the primary responsibility for reporting quality complaints, adverse events and safety data related to the Product outside of the Territory to such global database and to the applicable Regulatory Authorities outside of the Territory, as well as responding to safety issues and to all requests of Regulatory Authorities outside of the Territory related to the Product, in each case at its own cost and to the extent required by the Applicable Laws.  Hansoh shall hold the primary responsibility for reporting quality complaints, adverse events and safety data related to the Product in the Territory to such global database (which report shall be made in or translated into English by Hansoh at its own cost and expense and shall include all necessary details to enable Scynexis manage such global database) and to the applicable Regulatory Authorities in the Territory, as well as responding to safety issues and to all requests of Regulatory Authorities in

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the Territory related to the Product, in each case at its own cost and to the extent required by the Applicable Laws. Each Party agrees to comply with its respective obligations under the Pharmacovigilance Agreement and to cause its Affiliates, licensees and sublicensees to comply with such obligations.

5.9Regulatory Audits and Inspection.

(a)Upon [*] advance written notice on a reasonable mutually agreed date, Scynexis or its representatives shall have the right to audit the regulatory, safety, quality and compliance systems, procedures and practices of Hansoh, its Affiliates, sublicensees or subcontractors (including preclinical and clinical trial sites) that relates to the Product and pertains to any data provided by Hansoh to Scynexis and submitted by Scynexis to Regulatory Authorities outside the Territory, on Scynexis’s own cost and expenses.  Except for for-cause and follow up audits, such audits shall be conducted no more than once a year and shall not unreasonably interfere with Hansoh’s, its Affiliate’s, sublicensee’s or subcontractor’s normal business operation.

(b)Hansoh shall promptly notify Scynexis of any audit or inspection of Hansoh, its Affiliates, and sublicensees or subcontractors (including preclinical and clinical trial sites) of which it has received notice, by any Regulatory Authority that relates to the Product and pertains to any data provided by Hansoh to Scynexis and submitted by Scynexis to Regulatory Authorities outside the Territory, and shall provide Scynexis with all information pertinent thereto (including all copies of all notices, filings and correspondences received from or submitted to the Regulatory Authority in connection therewith).  Scynexis shall have the right, but not the obligation, to be present at any such audit or inspection. In general, Hansoh shall accommodate reasonable requests of Regulatory Authorities outside the Territory to conduct audits and inspections of Hansoh, its Affiliates, sublicensees or subcontractors (including preclinical and clinical trial sites) relating to the Product and shall ensure that such Affiliates and sublicensees permit and cooperate, and contractually obligate (and use Commercially Reasonable Efforts to enforce such contractual obligations) subcontractors to permit and cooperate with such audits and inspections with a possible exception of audit and inspection of manufacturing facilities provided that Hansoh is not supplying product outside of the Territory.

5.10No Harmful Actions.  If Scynexis believes that Hansoh is taking or intends to take any action with respect to the Product that could have a material adverse impact upon the regulatory status of the Product outside the Field and/or outside the Territory, Scynexis shall have the right to bring the matter to the attention of the JSC and the Parties shall promptly meet to discuss in good faith to resolve such concern.  Without limiting the foregoing, unless the Parties otherwise agree, Hansoh shall not communicate with any Regulatory Authority having jurisdiction outside the Territory regarding the Product, unless so ordered by such Regulatory Authority, in which case Hansoh shall immediately notify Scynexis of such order to the extent allowed by such Regulatory Authority or Applicable Law.

5.11Remedial Actions.  Each Party shall notify the other immediately, and promptly confirm such notice in writing, if it obtains information indicating that any Product may be subject to any recall, corrective action or other regulatory action by any Regulatory Authority or other Governmental Authority (a “Remedial Action”).  The Parties shall assist each other in gathering and evaluating such information as is necessary to determine the necessity of conducting a

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Remedial Action.  Hansoh shall have sole discretion with respect to any matters relating to any Remedial Action in the Territory, including the decision to commence such Remedial Action and the control over such Remedial Action.  The cost and expenses of any Remedial Action in the Territory shall be borne solely by Hansoh.

Article 6
MANUFACTURE AND SUPPLY

6.1Manufacture and Supply by Scynexis to Hansoh.

(a)Before the completion of Manufacture technology transfer pursuant to Section 6.2 below, Scynexis shall, either by itself or through its Affiliates or Third Party contract manufacturers, use Commercially Reasonable Efforts to Manufacture and supply, and Hansoh shall purchase from Scynexis, all of Hansoh’s and its Affiliates’ and sublicensees’ requirements of the Compound and Product for Development and Commercialization use in the Field in the Territory, subject to the terms and conditions set forth below and other terms and conditions mutually agreed upon by the Parties in supply agreement(s).

(b)Hansoh shall pay for the Compound and Product supplied by Scynexis at a price equal to the Manufacturing Cost plus a [*] mark up.  This price does not include any sales, use, excise, value added, transfer or other taxes or duties levied or assessed by any Governmental Authority on the transfer and sale of the Compound and Product to Hansoh, all of which shall be borne and paid by Hansoh.  Any Compound and Product supplied by Scynexis shall be delivered to Hansoh EXW (Incoterms 2020) at Scynexis’ (or its Affiliate’s or contract manufacturer’s) facility, and Hansoh shall be invoiced for the Compound and Product upon such delivery.  Hansoh shall pay the amount invoiced [*] after the receipt of the invoice, and shall be responsible for arranging shipping, insurance, export and import clearance, all at Hansoh’s own cost and expense.

(c)The Parties will negotiate and enter into one or more supply agreements and related quality agreements for the Manufacture and supply of the Compound and/or Product as appropriate by Scynexis to Hansoh, which agreements shall be consistent with the terms and conditions of this Agreement, the terms and conditions set forth in Exhibit G and shall include mutually agreed and customary terms for such agreements, such as detailed mechanism for forecast and ordering (which shall require placing binding purchase order at least [*] in advance for supply with existing drug substance inventory at pilot scale up to [*] tablets, at least [*] in advance for supply that requires drug substance synthesis at pilot scale, and at least [*] in advance for greater than pilot scale supply, and half of the purchase price shall be paid upfront when placing the purchase order and the remaining half shall be paid upon delivery).  In the event that, in order to speed up Product Development, Hansoh requires supply of the Compound or Product before the negotiation of the supply agreement is completed, Hansoh may submit purchase order to Scynexis (subject to the same lead time requirement set forth above), and Scynexis shall use Commercially Reasonable Efforts to supply the Compound and Product to Hansoh.

6.2Manufacture Technology Transfer and Assistance.

(a)Within [*] after the Effective Date, Scynexis shall provide Hansoh with access to the Manufacture-related documents and Know-How set forth in Exhibit H attached

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hereto, which consists of all Manufacturing methods, Know-How and processes relevant for the Manufacture of the Compound and Product in the oral tablet formulation that is developed and Controlled by Scynexis or its Affiliate as of the Effective Date (the “Oral Formulation”).

(b)Promptly after the Effective Date, the Parties shall coordinate and agree to a Manufacturing technology transfer plan pursuant to which Scynexis shall provide Hansoh with reasonable technical assistance to enable Hansoh to Manufacture the Compound and Product (including both API and drug product in the Oral Formulation).  Such technical assistance may include (i) access to Scynexis’ technical personnel involved in the Manufacture of the Compound and Product, (ii) providing Hansoh with a reasonable level of technical assistance and consultation in connection with the transfer to Hansoh of Manufacture-related documents and Know-How, and (iii) responding to questions raised by Hansoh in connection with the Manufacture-related documents and Know-How.  In addition, upon Hansoh’s request and subject to a three way confidentiality agreement with Scynexis’ Third Party contract manufacturer, Scynexis shall also introduce Hansoh to Scynexis’ Third Party contract manufacturer and facilitate the discussion and negotiation between Hansoh and such contract manufacturer regarding technology transfer and/or direct supply relationship. Hansoh shall reimburse Scynexis for both reasonable out-of-pocket cost and internal cost (calculated at the FTE Rate) actually incurred by Scynexis to provide such manufacture technical assistance, except for the internal cost for Initial Support, which shall be provided at Scynexis’ cost. For clarity, such cost shall be estimated by Scynexis and approved by Hansoh in writing prior to reimbursement.

(c)As of the Effective Date, Scynexis is in the early stage Development of an intravenous formulation for the Product.  As the Development of the intravenous formulation advances, Hansoh’s access to Manufacture-related documents and Know-How related to the Manufacture of the Product in intravenous formulation and the timelines and mechanism for the transfer therefor shall be discussed and agreed by the Parties at the JSC. Scynexis shall transfer such Manufacture-related documents and Know-How related to the Manufacture of the Product in intravenous formulation that is developed and Controlled by Scynexis or its Affiliates without additional payment required (except as set forth in Sections 1.34 and 1.35), except for reasonable out-of-pocket cost and internal cost (calculated at the FTE Rate) actually incurred by Scynexis to provide such manufacture technical assistance.  For clarity, the second payment of Manufacturing technology transfer fee under Section 8.1(b) does not require the transfer of the Manufacture of the Product in intravenous formulation to take place before such payment is due.

6.3Manufacture by Hansoh.

(a)Unless the Parties agree otherwise, after the completion of the Manufacturing technology transfer pursuant to Section 6.2 above and obtaining the necessary Regulatory Approval for the change in source of supply, Hansoh shall, either by itself or through its Affiliates, sublicensees or Third Party contractors, Manufacture and supply all of Hansoh’s and its Affiliates’ and sublicensees’ requirements for the Compound and Product for Development and Commercialization use in the Field in the Territory, at Hansoh’s own cost and expense.

(b)Without limiting Section 9.1, each Party shall keep the other Party informed on any improvement or modification it or its subcontractor (i.e. CROs or CMOs) makes to the Manufacture process for the Compound and Product.  Upon the other Party’ request, the Party that

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made an improvement shall make such improvement or modification available to the other Party and such Party or its subcontractors shall provide the other Party with reasonable technical assistance in order for the other Party to implement such improvement or modification in the Manufacture of the Compound and Product.

(c)From time to time, the Parties may discuss and coordinate their Manufacture and supply of the Compound and Product and, if mutually agreed by the Parties in a separate supply agreement, one Party may supply all or part of the other Party’s requirement and/or act as a backup supplier for the other Party.

Article 7
COMMERCIALIZATION

7.1General.  Hansoh shall, either by itself or through its Affiliates, sublicensees or Third Party contractor(s), be solely responsible for and, subject to the terms and condition of this Agreement (including Section 3.2(f)), and shall have the sole decision-making authority over, the Commercialization of any Product(s) in the Field in the Territory, at Hansoh’s own cost and expense, including developing and executing a commercial launch plan, product marketing and promotion, marketing access and pricing strategy, negotiating with applicable Governmental Authorities regarding the price and reimbursement mechanisms, booking sales, product distribution, providing customer support (including handling medical queries), and performing other related functions.

7.2Commercialization Diligence.  Hansoh shall use Commercially Reasonable Efforts to Commercialize at least one Product in the Field in  the Territory in which it receives Regulatory Approval.

7.3Commercialization Plan.  No later than [*] before the anticipated First Commercial Sale for the Product in the Field in the Territory, Hansoh shall provide the JSC for review and discussion a Commercialization plan that summarizes the general timeline and other necessary details of major Commercialization activities planned for such Product in the Field in the Territory (the “Commercialization Plan”).  Thereafter, from time to time, but at least once every year during the Term of this Agreement, Hansoh shall prepare updates or amendments to the Commercialization Plan to reflect changes in such plans, and shall submit such updates and amendments to the JSC for review and discussion before adopting such update or amendment.  The Commercialization of the Product in the Field in the Territory shall be conducted pursuant to the Commercialization Plan.

7.4Coordination of Commercialization Activities.  The Parties recognize that they may benefit from the coordination of certain activities in support of the Commercialization of the Product across their territories.  As such, the Parties may coordinate such activities where appropriate, including scientific and medical communication and product positioning.  If the Parties agree to jointly conduct any specific Commercialization activities for the benefit of the Product in both Parties’ territories, the Parties shall negotiate and agree on the details of such activities, including allocation of responsibilities, budget and cost sharing.

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7.5Pricing.  Hansoh shall discuss the pricing strategy of the Product in the Territory at JSC prior to discussion with Regulatory Authorities or parties involved in reimbursement decisions. Hansoh shall consider in good faith any comments received from Scynexis with respect to pricing of the Product and shall keep Scynexis reasonably informed through the JSC on the status of pricing or reimbursement approval for the Product in a Region in the Territory.  Notwithstanding the foregoing, Hansoh shall have the sole right to determine the price of the Product sold in the Territory (including in any Region in the Territory); provided that Hansoh shall not price the Product in a manner to induces the sale of other products sold by Hansoh in the Territory.

7.6Commercialization Reports.  Hansoh shall keep Scynexis reasonably informed, through discussions at the JSC meetings, of its, its Affiliates’ and sublicensees’ Commercialization activities with respect to the Product in the Field in the Territory.  Without limiting the foregoing, Hansoh shall update Scynexis at JSC meeting regarding the Commercialization activities with respect to the Product in the Field in the Territory in a report summarizing significant Commercialization activities (which report may be in the form of a slide deck or a document prepared by Hansoh for its internal reporting purpose and shall cover subject matter at a level of detail reasonably agreed by the JSC).  In addition, Hansoh shall make available to Scynexis such additional information about its Commercialization activities as may be reasonably requested by Scynexis from time to time. For clarity, such reports shall be Confidential Information of Hansoh.

Article 8
PAYMENTS AND MILESTONES

8.1Upfront Payment.

(a)In partial consideration of the rights granted by Scynexis to Hansoh hereunder, Hansoh shall pay to Scynexis a one-time, non-refundable and non-creditable upfront payment of ten million Dollars ($10,000,000) within [*] after the Effective Date, provided that Scynexis issues an invoice to Hansoh for such amount at least [*] prior to the due date.

(b)In partial consideration of the rights granted by Scynexis to Hansoh hereunder, Hansoh shall pay to Scynexis a one-time, non-refundable and non-creditable Manufacturing technology transfer fee of [*], of which [*] shall be payable upon receipt of invoice within [*] after Scynexis has, pursuant to Section 6.2(a), provided Hansoh with access to the Manufacturing related documents and Know-How set forth in Exhibit H attached hereto, and the remaining [*] shall be payable upon receipt of invoice within [*] after completion of the Manufacturing technology transfer under Section 6.2(b).  Hansoh shall notify Scynexis within [*] after the Manufacturing technology transfer has been completed and Scynexis shall issue an invoice to Hansoh at least [*] prior to the due date.  For the purpose of this Section 8.1(b), Manufacturing technology transfer shall be deemed completed when Hansoh Manufactures the first batch of the Product in the Oral Formulation that meets the applicable specifications.

8.2Cost Reimbursement.  Hansoh shall reimburse Scynexis for the reasonable out-of-pocket cost (including travel and accommodation) and internal cost (calculated at the FTE Rate but excluding the Initial Support) actually incurred by Scynexis to provide assistance to Hansoh under Sections 4.4, 5.4, and 6.2(b).  Such costs should be estimated by Scynexis and approved by

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Hansoh in writing prior to reimbursement. Scynexis shall invoice Hansoh for such cost on a monthly basis and Hansoh shall pay the amount invoiced within [*] after the receipt of the invoice.

8.3Development Milestones Payments.

(a)Development Milestone Events.  In partial consideration of the rights granted by Scynexis to Hansoh hereunder and subject to the remainder of this Section 8.3, Hansoh shall pay to Scynexis the following one-time, non-refundable and non-creditable Development milestone payments set forth in the table below upon the first achievement of the corresponding milestone event:

Development Milestone Event	Milestone Payment
1.[*]	[*]
2.[*]	[*]
3.[*]	[*]
4.(A) [*] or (B) [*]	[*]
Total	[*]

(b)Development Milestone Conditions.

(i)Each milestone payment set forth above shall be due and payable only once, regardless of how many times such milestone event is achieved and/or the number of Products that achieves such milestone event.

(ii)Milestone #4 shall be due and payable only once, even in the event where both milestone event 4(A) and 4(B) and regardless of the number of times such milestone event is achieved and/or the number of Products that achieves either or both milestone event 4(A) and 4(B).

(iii)Each milestone payment set forth above shall be due and payable irrespective of whether such milestone event is achieved by Hansoh, their Affiliates or sublicensee.

(iv)For the purpose of this Agreement, “Acute VVC” means the treatment of any episode of vulvovaginal candidiasis (VVC), and “Recurrent VVC” means prevention of recurrent vulvovaginal candidiasis (VVC).

(v)In the event that a single NMPA approval covers more than one Indication (e.g., both Acute VVC and Recurrent VVC), then the Development milestones for each Indication covered by such approval shall deemed achieved and the corresponding milestone payments shall become due and payable pursuant to Section 8.3(c).

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(vi)The maximum aggregate amount payable by Hansoh pursuant to this Section 8.3 is [*].

(c)Notice and Payment.  Hansoh shall notify Scynexis in writing within [*] days after the first achievement of each Development milestone set forth above by Hansoh or any of its Affiliates, or within [*] after the achievement of the applicable Development milestone event by a sublicensee. Scynexis will invoice Hansoh following receipt of such written notice and Hansoh shall pay to Scynexis the corresponding Development milestone payment within [*] after receipt of such invoice.

8.4Sales Milestone Payments.

(a)Sales Milestone Events.  In partial consideration of the rights granted by Scynexis to Hansoh hereunder and subject to the remainder of this Section 8.4, Hansoh shall pay to Scynexis the following one-time, non-refundable and non-creditable sales milestone payments set forth in the table below when the aggregated Net Sales of all Products sold in the Field in the Territory in a given Calendar Year upon the first achievement of the corresponding threshold value indicated below.

Aggregate Net Sales of all Products in the Territory in any Calendar Year	Milestone Payment
1.[*]	[*]
2.[*]	[*]
3.[*]	[*]
4.[*]	[*]
Total	[*]

(b)Sales Milestone Conditions.  Each sales milestone payment set forth above shall be due and payable only once, regardless of how many times such milestone event is achieved.  For clarity, the sales milestone payments in this Section 8.4 are additive, such that if more than one sales milestone set forth above is achieved in the same Calendar Year, then the milestone payments for all such sales milestones shall be payable.  The maximum aggregate amount payable by Hansoh pursuant to this Section 8.4 is [*].

(c)Notice and Payment.  Within [*] after Hansoh expects to achieve any sales milestone(s), Hansoh will provide notice to Scynexis and Scynexis will invoice Hansoh for the corresponding milestone payment(s) based on Hansoh’s estimates set forth in its notice. Hansoh shall pay Scynexis the corresponding milestone payment(s) within [*] after receipt of such invoice. As part of the royalty report in Section 8.5(d), Hansoh shall provide written notice to Scynexis if the aggregated annual Net Sales of all Products in the Territory first reach any threshold value set forth in Section 8.4(a) above during the time period to which such royalty report pertains.  The Parties shall work in good faith to reconcile (if necessary) the amounts paid by Hansoh to Scynexis pursuant to the invoice with the amounts set forth in the semi-annual final royalty report. Should

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issues with accounting or revenue recognition arise, the parties shall work together in good faith to adjust this notice and payment procedure.

8.5Royalty Payments.

(a)Royalty Rates.  In partial consideration of the rights granted by Scynexis to Hansoh hereunder and subject to the remainder of this Section 8.5, during the applicable Royalty Term on a Region-by-Region basis, Hansoh shall make quarterly non-refundable royalty payment, if any accrued in a given Calendar Quarter, to Scynexis on the annual aggregate Net Sales of all Products sold in the Territory, as calculated by multiplying the applicable royalty rate set forth in the table below by the corresponding amount of incremental, aggregated annual Net Sales of the Products sold in the Territory in the applicable Calendar Year:

For that portion of annual Net Sale of the Products in the Territory	Royalty Rate
1)[*][*]	[*]
2)[*][*]	[*]

(b)Royalty Term. Hansoh’s obligation to pay royalties pursuant to this Section 8.5 shall begin from the First Commercial Sale of any Product in the Territory and continue, on a Product-by-Product and Region-by-Region basis, until the latest of:  (i) the expiration of the last Valid Claim in the Licensed Patent in such Region that claims such Product, including the composition of matter of or the formulation, method of making or method of using such Product (including any components thereof); (ii) the expiration of the all Regulatory Exclusivities covering such Product in such Region; and (iii) the date that is [*] after the First Commercial Sale of such Product in such Region (the “Royalty Term”).

(c)Royalty Reduction.

(i)If a Product is sold in a Region in the Territory in a Calendar Quarter in the applicable Royalty Term when a Generic Product is being sold in such Region, and the Net Sales of the Product sold by Hansoh, its Affiliates and sublicensees in such Calendar Quarter in such Region is less than [*] of the total Net Sales of the Product combined with net sales of the Generic Product sold in such Calendar Quarter in such Region, then, subject to Section 8.5(c)(iii) below, the royalty rate applicable to the Net Sales of the Product sold in such Calendar Quarter in such Region shall be reduced by [*].  The determination of the net sales of the Generic Product shall be based upon data provided by IQVIA (formerly IMS Health) or another mutually acceptable and reputable provider and the determination of Net Sales of the Product shall be determined by the terms and conditions of this Agreement.  For clarity, the royalty reduction set forth in this Section 8.5(c)(i) shall not apply to any Calendar Quarter during which the Net Sales of the Product rise above the threshold set forth above.

(ii)If it is necessary for Hansoh to obtain a license from a Third Party to any Patent (and any Know-How licensed together with such Patent) owned by such Third Party in order to avoid infringement of such Patent by the practice of the Licensed IP in the Development, Manufacture, Commercialization or otherwise exploitation of the Compound or Product (excluding the part of a Combination Product that is not a Compound) in a Region in the Territory

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and Hansoh obtains such a license, then, subject to Section 8.5(c)(iii) below, Hansoh shall have the right to deduct, from the royalty payment that would otherwise have been due pursuant to this Section 8.5 with respect to Net Sales of such Product in such Region in a particular Calendar Quarter, an amount equal to [*] of the royalties, license fees, upfront fees and other milestone fees paid by or on behalf of Hansoh to such Third Party pursuant to such license on account of the sale of the Product in such Region during such Calendar Quarter.

(iii)Notwithstanding the foregoing, in no event shall the operation of Section 8.5(c)(i) or (ii), individually or in combination, reduce the royalties paid to Scynexis with respect to the Net Sales of the Product in any Region in the Territory in any Calendar Quarter to less than the royalties payable by Scynexis to its upstream licensors pursuant to the Upstream Agreements with respect to such sale of the Product.

(d)Basis for Royalty.  This Section 8.5 is intended to provide for payments to Scynexis and through Scynexis, to its upstream licensors equal to the percentages of Net Sales set forth in this Section 8.5 for the duration of the applicable Royalty Term.  In establishing this payment structure, the Parties recognize and acknowledge, the substantial value of the various actions and investments undertaken by Scynexis and its upstream licensors prior to the Effective Date and that Scynexis will undertake under this Agreement, and that the value of the Licensed IP licensed to Hansoh hereunder resides substantially in Licensed Know-How.  As a result, the Parties attribute such value to Scynexis’ and its upstream licensors’ leading proprietary knowledge in the subject matter, including trade secrets, preclinical and clinical data pertaining to the Compound and Product, and regulatory filings made by or on behalf Scynexis prior to the Effective Date, in each case created or generated by Scynexis through the expenditure of significant resources and as a result of Scynexis’ unique innovative capabilities.  The Parties have agreed to the payment structure set forth herein as a convenient and fair mechanism for both Parties in order to compensate Scynexis and its upstream licensors during the applicable Royalty Term for these additional benefits as part of the overall consideration for Scynexis to enter into this Agreement.

(e)Royalty Report and Payment.  Within [*] after the end of each Calendar Quarter, commencing with the first Calendar Quarter in which there is any Net Sales of any Product anywhere in the Territory, Hansoh shall provide Scynexis with a preliminary report that contains the following information for the applicable Calendar Quarter: (i) the aggregate amount of gross sales of each Product in each Region during the applicable Calendar Quarter, (ii) an itemized calculation of Net Sales showing separately each type of deduction provided for in the definition of “Net Sales,” (iii) a calculation of the royalty payment due on such sales in Dollars, including the exchange rate used in such calculation in accordance with Section 8.6, and (iv) whether any sales milestone has been achieved.  Upon receipt of the applicable quarterly preliminary royalty report, Scynexis will invoice Hansoh based on such preliminary royalty report and Hansoh shall pay to Scynexis in Dollars the royalties owed with respect to Net Sales for such Calendar Quarter based on such preliminary report within [*] after receipt of such invoice.  Hansoh shall provide semi-annual final royalty report within [*] after the second and fourth Calendar Quarters of each Calendar Year instead of the foregoing preliminary report. Such final royalty report will reconcile (if necessary) the amounts paid by Hansoh to Scynexis pursuant to the invoice in the prior Calendar Quarter with the royalty amounts set forth in the semi-annual final royalty report for the two Calendar Quarters covered by such final report. Upon receipt of the applicable semi-annual final royalty report, Scynexis will invoice Hansoh based on such final report and

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Hansoh shall pay to Scynexis in Dollars the royalties owned with respect to Net Sales based on the semi-annual final royalty report within [*] after receipt of such invoice.

8.6Currency; Exchange Rate.  All payments to be made by Hansoh to Scynexis under this Agreement shall be made in Dollars by bank wire transfer in immediately available funds to a bank account designated by written notice from Scynexis.  The rate of exchange to be used in computing the amount of currency equivalent in Dollars shall be made at the average of the closing exchange rates reported in The Wall Street Journal (U.S., Eastern Edition) for the first, middle and last business days of the applicable reporting period for the payment due.

8.7Late Payments.  If Scynexis does not receive payment of any sum due to it on or before the due date as set forth in this Agreement, simple interest shall thereafter accrue on the sum due to Scynexis from the due date until the date of payment at a per-annum rate of prime (as reported in The Wall Street Journal (U.S., Eastern Edition)) plus two percentage points or the maximum rate allowable by Applicable Laws, whichever is less.

8.8Financial Records and Audits.  Hansoh shall (and shall ensure that its Affiliates and sublicensees will) maintain complete and accurate records in accordance with GAAP, IFRS or equivalent internal standard policies and procedures of the applicable Selling Party and in sufficient detail to permit Scynexis to confirm the accuracy of Net Sales reported by Hansoh and amounts payable under this Agreement.  Upon no less than [*] prior written notice, such records shall be available for examination, during regular business hours of Hansoh or its Affiliate or sublicensee, for a period of [*] from the creation of individual records, and not more often than once each Calendar Year, by an independent certified public accountant mutually agreed by Scynexis and Hansoh (any independent certified public accountant from Deloitte, PricewaterhouseCoopers (PwC), Ernst & Young (EY) or Klynveild Peat Marwick Goerdier (KPMG) shall be considered acceptable), for the sole purpose of verifying for Scynexis the accuracy of the Net Sales and royalty reports provided by Hansoh under this Agreement.  Such independent certified public accountant may only share in a report its final determination of whether there has been an underpayment or overpayment and the amount of such underpayment or overpayment based on such audit with the Parties.  In no event may such independent certified public accountant shall share any copies of or a portion of the underlying records with Scynexis, its Affiliates or any of its upstream licensors.  Scynexis shall bear the cost of such audit unless such audit reveals an underpayment by Hansoh of more than [*] of the amount actually due for the period of time being audited, in which case Hansoh shall reimburse Scynexis for the costs of such audit.  Hansoh shall pay to Scynexis any underpayment discovered by such audit within [*] after the accountant’s report, plus interest (as set forth in Section 8.7) from the original due date. Scynexis shall reimburse to Hansoh any overpayment discovered by such audit within [*] after the accountant’s report. Hansoh shall include in each relevant sublicense granted by it a provision requiring the sublicensee to maintain records of sales of the Product made pursuant to such sublicense and to grant access to such records to the same extent and under the same obligations as required of Hansoh under this Agreement.

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8.9Tax Withholding.

(a)As between the Parties, each Party shall bear all taxes, fees, duties, levies or similar amounts imposed on its net income (however denominated), franchise taxes and any branch profit taxes arising directly or indirectly from the activities of the Parties and payments made under this Agreement.

(b)The Parties shall cooperate with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of the payments made hereunder.  To the extent Hansoh is required by Applicable Laws to withhold or deduct any tax on any payment to Scynexis, (i) the sum payable by Hansoh to Scynexis for the upfront payment set forth in Section 8.1(a) shall be increased to the extent necessary to ensure that Scynexis receives a sum equal to the sum that Scynexis would have received had there been no such deduction or withholding, (ii) the sum payable by Hansoh to Scynexis for the technology transfer fee, and all milestone payments shall be made to Scynexis after deduction [*] of the amount required to be so deducted or withheld (which withheld amount shall be treated as paid to Scynexis), and Hansoh shall be required to increase the amount associated with the remaining [*] of the amount required to be withheld to the extent necessary to ensure that Scynexis receives a sum equal to the sum that Scynexis would have received had there been no such deduction or withholding of such remaining [*] and (iii) the sum payable by Hansoh to Scynexis for all royalty payments shall be made to Scynexis after deduction [*] of the amount required to be so deducted or withheld (which withheld amount shall be treated as paid to Scynexis), and Hansoh shall be required to increase the amount associated with the remaining [*] of the amount required to be withheld to the extent necessary to ensure that Scynexis receives a sum equal to the sum that Scynexis would have received had there been no such deduction or withholding of such remaining [*]. For purposes of clarity and avoidance of doubt, any such withholding taxes required under Applicable Laws to be paid or withheld in connection with payments of technology transfer fee and milestones shall be an expense of, and borne [*] by Hansoh and  [*] by Scynexis. For purposes of clarity and avoidance of doubt, any such withholding taxes required under Applicable Laws to be paid or withheld in connection with royalty payments shall be an expense of, and borne [*] by Hansoh and  [*] by Scynexis. Upon Hansoh’s request, Scynexis shall use reasonable efforts to provide Hansoh any tax form that may be reasonably necessary in order for Hansoh to not withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty.  Both Parties shall also provide the other Party reasonable assistance and cooperation to enable the recovery, to the extent permitted by Applicable Laws, of withholding taxes or similar obligations resulting from the payments made under this Agreement. All amounts deducted or withheld shall be remitted to appropriate Government Authority in accordance with Applicable Laws.

Article 9
INTELLECTUAL PROPERTY

9.1Arising Product IP.

(a)Ownership of Arising Product IP shall follow inventorship as determined in accordance with U.S. patent laws.  Each Party shall solely own Arising Product IP invented or developed solely by or on behalf of such Party, including its and its Affiliate’s employees, contractors and/or agents.  The Parties shall jointly own Arising Product IP invented or developed

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jointly by both Parties.  Except to the extent restricted by the licenses and other rights granted to other Party under this Agreement or any other agreement between the Parties, each Party, as joint owners, shall be entitled to practice, license, assign and otherwise exploit its interest in the jointly owned Arising Product IP without the duty of accounting or seeking consent from the other Party.

(b)Hansoh shall and hereby does grant to Scynexis a non-exclusive, sublicenseable (through multiple tiers), royalty free, fully paid, perpetual and irrevocable license under its Arising Product IP (including its interest in jointly owned Arising Product IP) to Develop, use, promote, sell, offer for sale, import and otherwise Commercialize the Compound and Product outside the Field and/or outside the Territory and to make and have made the Compound and Product anywhere in the world solely for use outside the Field and/or outside of the Territory. For clarity, Arising Product IP owned by Scynexis shall be included in Licensed IP and licensed to Hansoh under Section 2.1.

(c)Each Party shall promptly disclose to the other Party all Arising Product IP invented or generated by or on behalf of such Party under this Agreement, including any invention disclosures, or other similar documents, submitted to it by its employees, agents or independent contractors describing such Arising Product IP, and shall promptly respond to reasonable request from the other Party for additional information relating to such Arising Product IP.

9.2Patent Prosecution.

(a)As between the Parties, Scynexis shall have the first right (but not the obligation) to file, prosecute and maintain all Licensed Patents including Patents claiming jointly owned Arising Product IP) throughout the world at Scynexis’ own cost and expense.

(b)Scynexis shall consult with Hansoh and keep Hansoh reasonably informed of the status of the Licensed Patents in the Territory and shall provide Hansoh with all material correspondence received from any patent authority in the Territory in connection therewith.  In addition, Scynexis shall provide Hansoh with drafts of all proposed material filings and correspondence to any patent authority in the Territory with respect to the Licensed Patents for Hansoh’s review and comment prior to the submission of such proposed filings and correspondences.  Scynexis shall confer with Hansoh and consider in good faith Hansoh’s comments prior to submitting such filings and correspondences in the Territory, provided that Hansoh shall provide such comments within [*] (or a shorter period reasonably designated by Scynexis if [*] is not practicable given the filing deadline) of receiving the draft filings and correspondences from Scynexis.

(c)Scynexis shall notify Hansoh of any decision to cease prosecution and/or maintenance of any Licensed Patents in any Region in the Territory.  Scynexis shall provide such notice at least [*] prior to any filing or payment due date, or any other material due date that requires action in order to avoid loss of rights, in connection with such Licensed Patent in such Region.  In such event, Scynexis shall permit Hansoh, at Hansoh’s discretion and expense, to continue the prosecution and maintenance of such Licensed Patent in such Region in the Territory.

(d)Hansoh shall have right to file, prosecute and maintain Licensed Patent in any Region in the Territory if Scynexis fails to provide any notice to Hansoh pursuant to Section

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9.2(c) and does not taking proper actions within [*] after Hansoh provides notice to Scynexis specifying its intent to file, prosecute and/or maintaining certain Licensed Patents (or [*] in the event there is an upcoming filing or payment due date or other material due date that requires action).

(e)Hansoh may request that Scynexis file a new Patent application within Licensed Patent in a Region in the Territory, and Scynexis shall respond to such request within [*] as to whether Scynexis will file such Patent application in such Region.  If Scynexis notifies Hansoh that Scynexis does not wish to file such Patent application in such Region, then Scynexis shall permit Hansoh to file and prosecute such Patent application in such Region at Hansoh’s own cost and expense.

(f)If Hansoh elects to file, prosecute or maintain a Licensed Patent in a Region pursuant to Section 9.2(c), 9.2(d) or 9.2(e), then Section 9.2(b) shall apply mutatis mandis with respect to Hansoh’s prosecution efforts.  Hansoh’s filing, prosecution or maintenance of such Licensed Patent in such Region shall not require Scynexis to assign such Licensed Patent to Hansoh in such Region and shall not change the Parties’ respective rights and obligations under this Agreement with respect to such Licensed Patent other than those expressly set forth in this Section 9.2.

(g)Each Party shall provide the other Party all reasonable assistance and cooperation in the patent prosecution efforts under this Section 9.2, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution.

9.3Patent Enforcement.

(a)Each Party shall promptly notify the other Party if it becomes aware of any alleged or threatened infringement by a Third Party of any of the Licensed Patents in the Territory, and any related declaratory judgment, opposition, or similar action alleging the invalidity, unenforceability or non-infringement of any of the Licensed Patents in the Territory.

(b)As between the Parties, Hansoh shall have the first right (but not the obligation) to bring and control any legal action in connection with any infringement of the Licensed Patents that involves the Development, Manufacture or Commercialization of the Compound or Product in the Field in the Territory (an “Infringement”) at its own expense as it reasonably determines appropriate after consultation with Scynexis.  If Hansoh does not bring such legal action within [*] after the notice provided pursuant to Section 9.3(a), Scynexis shall have the right (but not the obligation) to bring and control any legal action in connection with such Infringement in the Territory at its own expense as it reasonably determines appropriate.

(c)At the request and expense of the Party bringing an action under Section 9.3(b) above, the other Party shall provide reasonable assistance in connection therewith, including by executing reasonably appropriate documents, cooperating in discovery and joining as a party to the action if required by Applicable Laws to pursue such action.  In connection with any such enforcement action, the enforcing Party shall keep the other Party reasonably informed on the status of such action and shall not enter into any settlement admitting the invalidity or non-

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infringement of, or otherwise impairing the other Party’s rights in the Licensed Patents without the prior written consent of the other Party.  The non-enforcing Party shall be entitled to separate representation in such enforcement action by counsel of its own choice and at its own expense.

(d)Any recoveries resulting from enforcement action relating to a claim of Infringement in the Territory shall be first applied against payment of each Party’s costs and expenses in connection therewith.  Any such recoveries in excess of such costs and expenses shall be shared between the Parties as follows:  (i) if Hansoh is the enforcing Party, [*] of such excess recovery shall be retained by Hansoh (and treated as Net Sales); (ii) if Scynexis is the enforcing Party, retained by Scynexis.

(e)Scynexis shall have the exclusive right to bring and control any legal action to enforce the Licensed Patents against any infringement that does not involve the Development, Manufacture or Commercialization of the Compound or Product in the Field in the Territory, at Scynexis’ own expense and as Scynexis reasonably determines appropriate, and Scynexis shall have the right to retain all recoveries.

9.4Infringement of Third Party Rights.

(a)Each Party shall notify the other Party of any written allegations it receives from a Third Party that the Development, Manufacture or Commercialization of any Compound or Product in the Field in the Territory under this Agreement infringes the intellectual property rights of such Third Party (each a “Third Party Claim”).  Such notice shall be provided promptly, but in no event after more than [*] following receipt of such Third Party Claim.  Such notice shall include a copy of any summons or complaint (or the equivalent thereof) received regarding the foregoing.  Thereafter, the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action and may, if appropriate, agree on and enter into a “common interest agreement” wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute.  Each Party shall assert and not waive the joint defense privilege with respect to all communications between the Parties.

(b)As between the Parties and subject to the indemnification provisions in Article 12, Hansoh shall have the first right (but not the obligation) to defend and control the defense of any such Third Party Claims, at Hansoh’s own cost and expense; provided, provided, that, (a) if Hansoh decides not to defend any such Third Party Claim, then Hansoh shall provide reasonable prior written notice to Scynexis of such intention (which notice shall, where reasonably practical, be given no later than [*] prior to the next deadline for any action that may be taken with respect to such Third Party Claim) or (b) if Hansoh fails to take steps to defend such Third Party Claim within [*] after the date it first receives notice of such Third Party Claim, in each case ((a) or (b)), Scynexis shall thereupon have the option to assume the control and direction of the defense, at its sole cost and expense.

9.5Patents Licensed From Third Parties.  Each Party’s rights under this Article 9 with respect to the prosecution and enforcement of any Licensed Patent that is in-licensed by Scynexis from a Third Party under an Upstream Agreement shall be subject to the rights retained by such Third Party to prosecute and enforce such Patent.

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9.6Patent Marking.  Hansoh shall mark the Product sold in the Territory in accordance with the applicable patent marking laws, and shall require all of its Affiliates and sublicensees to do the same.  To the extent permitted by Applicable Laws, Hansoh shall indicate on the product packaging, advertisement and promotional materials that the Product is in-licensed from Scynexis.

9.7Trademarks.

(a)Hansoh acknowledges that Scynexis may develop a global branding strategy for the Product and adopt the key distinctive colors, logos, images, symbols, and trademarks, including those set forth in Exhibit I, to be used in connection with the Commercialization of the Product throughout the world (collectively and including any Chinese language versions thereof, the “Scynexis Trademarks”).  Scynexis shall own all rights in the Scynexis Trademarks and shall have the sole right (but not the obligation) to register, maintain and enforce the Scynexis Trademarks in any country in the world as it determines appropriate, at Scynexis’ own cost and expense.

(b)Subject to the terms and conditions of this Agreement and for no additional considerations, Scynexis hereby grants to Hansoh an exclusive, royalty-free license, with the right to grant sublicenses through multiple tiers, to use the Scynexis Trademarks solely in connection with the Commercialization of the Product in the Field in the Territory, and Hansoh shall Commercialize the Product in the Territory using the Scynexis Trademarks (and no other trademarks other than Hansoh’s corporate name and logo and any Product Marks) in a manner consistent with Scynexis’ global branding strategy for the Product.

(c)The Parties acknowledge that the linguistic or cultural particularities, Applicable Laws of the Territory, market research, Scynexis’ global branding strategy and other relevant information may be considered when determine the appropriate trademark, logo or trade name to use in connection with the Product in the Territory. Hansoh shall have the right to determine whether to use another trademark, logo or trade name (e.g. a Chinese name for the Product) in addition to the Scynexis Trademarks that it determines appropriate for the Licensed Product, which may vary by Region or within a Region (the “Product Marks”). Hansoh shall own all rights in the Product Marks in the Territory and shall register and maintain the Product Marks in the Territory that it determines reasonably necessary.  Upon Hansoh’s request, Scynexis shall reasonable assist Hansoh in the selection and design of the Product Marks at Hansoh’s cost.

Article 10
CONFIDENTIALITY

10.1Confidentiality.  Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, for the Term and for a period of [*] thereafter, it shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) any Confidential Information of the other Party pursuant to this Agreement.

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10.2Exceptions.  The foregoing confidentiality and non-use obligations shall not apply to any portion of the Confidential Information that the receiving Party can demonstrate by competent written proof:

(a)was already known to the receiving Party at the time of disclosure by the other Party;

(b)was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c)became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(d)is subsequently disclosed to the receiving Party by a Third Party who has a legal right to make such disclosure; or

(e)is subsequently independently discovered or developed by the receiving Party without the reference or use of the disclosing Party’s Confidential Information.

10.3Authorized Disclosure.  Notwithstanding the obligations set forth in Section 10.1, a Party may disclose the other Party’s Confidential Information and the terms of this Agreement to the extent:

(a)such disclosure is reasonably necessary: (i) for the filing, prosecution or maintenance of Patents as contemplated by this Agreement; (ii) in connection with conducting pre-clinical studies or Clinical Trials or submitting regulatory filings for the Product; (iii) maintaining Regulatory Approval of a Product, or (iv) for the prosecuting, defending or enforcing litigation as contemplated by this Agreement;

(b)such disclosure is reasonably necessary: (i) to such Party’s directors,  attorneys, independent accountants or financial advisors for the sole purpose of enabling such directors, attorneys, independent accountants or financial advisors to provide advice to the receiving Party, provided that in each such case on the condition that such directors, attorneys, independent accountants and financial advisors are bound by confidentiality and non-use obligations consistent with those contained in this Agreement; or (ii) to actual or potential investors, acquirors, licensors, licensees, collaborators or other business or financial partners (including royalty financing partners) solely for the purpose of evaluating or carrying out an actual or potential investment, acquisition, license, collaboration, financing or other business transaction; provided that in each such case on the condition that such disclosees are bound by confidentiality and non-use obligations consistent with those contained in the Agreement; provided further, that the term of such confidentiality obligations in such agreements (other than an actual license or collaboration agreement) may be limited to [*];

(c)such disclosure is reasonably necessary or reasonably useful to such Party’s officers, employees and contractors in order to carry out the obligations and activities of such Party under this Agreement; provided that in each such case on the condition that such officers,

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employees and are bound by confidentiality and non-use obligations consistent with those contained in this Agreement; or

(d)such disclosure is required by judicial or administrative process, provided that in such event such Party shall promptly inform the other Party such required disclosure and provide the other Party an opportunity to challenge or limit the disclosure obligations.  Confidential Information that is disclosed by judicial or administrative process shall remain otherwise subject to the confidentiality and non-use provisions of this Article 10, and the Party disclosing Confidential Information pursuant to law or court order shall take all steps reasonably necessary, including seeking of confidential treatment or a protective order to ensure the continued confidential treatment of such Confidential Information.

10.4Scientific Publication. Except to the extent required by Applicable Laws or by Regulatory Authorities, Hansoh (including its Affiliates and sublicensees) shall not publish any peer-reviewed manuscripts, or give other forms of public disclosure such as abstracts and presentations, relating to the Compound or Product, including the data and results of the Development of the Compound or Product, without Scynexis’ review and approval, such approval not to be unreasonably withheld, conditioned or delayed.  Hansoh shall deliver to Scynexis for review and approval a copy of any proposed scientific publication or presentation relating to the Compound or Product at least [*] before its intended submission for publication.  Scynexis shall have the right to require necessary modifications of the proposed publication or presentation to protect Scynexis’ Confidential Information and for trade secret reasons or other business reasons; provided that Scynexis provides Hansoh with its requested modifications in writing within such [*] period.  Scynexis may also delay the submission of the proposed publication or presentation for an additional [*] as may be reasonably necessary to seek patent protection for the information disclosed in such proposed publication or presentation.  Scynexis shall keep Hansoh reasonably informed on scientific publications related to the Compound or Product by Scynexis, its Affiliates, licensees and sublicensees outside the Territory, which shall not require prior review or approval by Hansoh; provided that, to the extent Scynexis’ scientific publications includes or is based on data generated by or on behalf of Hansoh, Scynexis shall not publish such publication without Hansoh’s prior review and approval, such approval not to be unreasonably withheld, conditioned or delayed.  Each Party agrees to acknowledge the contribution of the other Party and the other Party’s employees in all publication as scientifically appropriate.

10.5Publicity.

(a)The Parties have agreed on language of a joint press release announcing this Agreement, which is attached hereto as Exhibit J, to be issued by the Parties promptly after the Effective Date.  Subject to this Article 10, no disclosure of the terms of this Agreement, and no Party shall use the name, trademark, trade name or logo of the other Party, its Affiliates or their respective employee(s) in any publicity, promotion, news release or disclosure relating to this Agreement or its subject matter, without the prior express written permission of the other Party, except as may be required by Applicable Laws.  Following the initial joint press release announcing this Agreement, either Party shall be free to disclose or publicize, without the other Party’s prior written consent, the existence of this Agreement, the identity of the other Party, and those terms of this Agreement that have already been publicly disclosed in accordance herewith.

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(b)A Party may disclose this Agreement and its terms in securities filings with the Securities Exchange Commission (or equivalent foreign agency) (“SEC”) to the extent required by Applicable Laws after complying with the procedure set forth in this Section 10.5.  In such event, the Party seeking such disclosure will prepare a draft confidential treatment request and proposed redacted version of this Agreement to request confidential treatment for this Agreement, and the other Party agrees to promptly (and in any event, no less than [*] after receipt of such confidential treatment request and proposed redactions) give its input in a reasonable manner in order to allow the Party seeking disclosure to file its request within the time lines proscribed by applicable SEC regulations.  The Party seeking such disclosure shall exercise commercially reasonable efforts to obtain confidential treatment of this Agreement from the SEC as represented by the redacted version reviewed by the other Party.

(c)Each Party acknowledges that the other Party may be legally required to make public disclosures (including in filings with the SEC or other agency) of certain material developments or material information generated under this Agreement and agrees that each Party may make such disclosures as required by Applicable Laws, provided that the Party seeking such disclosure first provides the other Party a copy of the proposed disclosure, and provided further that (except to the extent that the Party seeking disclosure is required to disclose such information to comply with Applicable Laws) if the other Party demonstrates to the reasonable satisfaction of the Party seeking disclosure, within [*] of such Party’s providing the copy, that the public disclosure of previously undisclosed information will materially adversely affect the development and/or commercialization of a Product being developed and/or commercialized, the Party seeking disclosure will remove from the disclosure such specific previously undisclosed information as the other Party shall reasonably request to be removed.

10.6Prior CDA.  This Agreement supersedes any prior Confidentiality Agreement between the Parties (the “Prior CDA”) with respect to information disclosed thereunder.  All information exchanged between the Parties under the Prior CDA shall be deemed Confidential Information of the disclosing Party and shall be subject to the terms of this Article 10.

10.7Equitable Relief.  Each Party acknowledges that a breach of this Article 10 cannot reasonably or adequately be compensated in damages in an action at law and that such a breach shall cause the other Party irreparable injury and damage.  By reason thereof, each Party agrees that the other Party shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of the obligations relating to Confidential Information set forth herein.

10.8Attorney-Client Privilege.  Neither Party is waiving, nor shall be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges or the like as a result of disclosing information pursuant to this Agreement, or any of its Confidential Information (including Confidential Information related to pending or threatened litigation) to the other Party, regardless of whether the disclosing Party has asserted, or is or may be entitled to assert, such privileges and protections.  The Parties: (a) share a common legal and commercial interest in such disclosure that is subject to such privileges and protections; (b) are or may become joint defendants in proceedings to which the information covered by such protections and privileges relates; (c) intend that such privileges and protections

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remain intact should either Party become subject to any actual or threatened proceeding to which the disclosing Party’s Confidential Information covered by such protections and privileges relates; and (d) intend that after the Effective Date both the receiving Party and the disclosing Party shall have the right to assert such protections and privileges

Article 11
REPRESENTATIONS AND WARRANTIES

11.1Representations and Warranties of Each Party.  Each Party represents, warrants, and covenants (as applicable) to the other Party as of the Effective Date that:

(a)it is a company or corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement;

(b)it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder, it has taken all necessary corporate action on its part required to authorize the execution and delivery of the Agreement and the performance of its obligations hereunder, and this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally;

(c)it is not a party to, and will not enter into during the Term, any agreement that would prevent it from granting the rights granted to the other Party under this Agreement or performing its obligations under the Agreement; and

(d)in the course of performing its obligations or exercising its rights under this Agreement, it shall comply with all Applicable Laws, in including as applicable, cGMP, GCP, and GLP standards, and shall not employ or engage any person or entity who has been debarred by any Regulatory Authority, or, to such Party’s knowledge, is the subject of debarment proceedings by a Regulatory Authority.

11.2Representations and Warranties of Scynexis.  Scynexis represents, warrants, and covenants (as applicable) to Hansoh as of the Effective Date that:

(a)it has the right under the Licensed IP and the Scynexis Trademarks to grant the licenses to Hansoh as purported to be granted under this Agreement;

(b)it has not nor has any of its Affiliates entered into any agreement or otherwise granted, and will not grant during the Term, any liens, charges, security interest, encumbrances, license, claim, covenants or other right under the Licensed IP or the Scynexis Trademarks in the Territory to any Third Party that would conflict with or limit the scope of any of the rights or licenses granted to Hansoh under this Agreement;

(c)Exhibit B includes all Patents Controlled by Scynexis or its Affiliates as of the Effective Date that claim the Compound or Product, including composition of matter,

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formulation, method of make or use, and that are necessary or reasonably useful for the Development, Manufacture and Commercialization of the Compound and Products in the Field in the Territory as of the Effective Date.  To Scynexis’ Knowledge, all Licensed Patents have been and are being prosecuted in accordance with Applicable Law, have been and are being filed and maintained properly and correctly and all applicable fees have been paid on or before the due date;

(d)to its Knowledge, all intellectual property rights relating to the Compounds or Products that are necessary for the Development, Manufacture or Commercialization of such Compounds or Products in the Field are owned or in-licensed by Scynexis and are included in the Licensed IP.  All Licensed IP existing as of the Effective Date is in-licensed or exclusively owned by Scynexis;

(e)to its Knowledge, Scynexis is not aware of (i) any Know-How that Scynexis or its Affiliate plans to in-license or acquire from a Third Party after the Effective Date that is necessary or useful for the Development, Manufacture or Commercialization of the Compound or Product in the Field in the Territory and (ii) any Patent that Scynexis or its Affiliate plans to in-license or acquire from a Third Party after the Effective Date that that claim the Compound or Product. For the purpose of this clause, “plans to in-license or acquire” shall require that Scynexis has submitted a term sheet to with the Third Party therefor before the Effective Date.

(f)to its Knowledge, Scynexis is not aware of any issued  Patent that Hansoh or its Affiliate will need to in-license or acquire from a Third Party after the Effective Date in order to avoid infringement or misappropriation of such Third Party Patent by the practice of the Licensed IP pursuant to this Agreement.

(g)Scynexis has set forth in Exhibit C (Upstream Agreements) a true, correct, and complete list of all agreements pursuant to which a Third Party has granted Scynexis or any of its Affiliates a license under any Licensed IP, excluding licenses granted by a vendor or other services providers to Scynexis or its Affiliates in the ordinary course of business;

(h)to its Knowledge, Scynexis and its Affiliates have provided or made available to Hansoh prior to the Effective Date copies of all material and relevant information related to the safety and efficacy of the Compound that is material to Hansoh’s evaluation of the Compound.

(i)it has not received any written notice from any Third Party asserting or alleging that the Development, Manufacture or Commercialization of the Compound or Product infringed or misappropriated the intellectual property rights of such Third Party;

(j)there is no pending or, to Scynexis’ Knowledge, threatened (in writing), adverse actions, claims, suits or proceedings against Scynexis or any of its Affiliate involving the Licensed IP, Compound or Product;

(k)it is not aware of any action or petition for bankruptcy or insolvency of it or any of its Affiliates that is pending in any court in any state, country or other jurisdiction;

(l)As of the Effective Date, Scynexis and its Affiliates have secured from all those who have contributed to the development, creation, conception or invention of any of the

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Licensed IP owned by Scynexis or its Affiliates a written agreement assigning to Scynexis or any of its Affiliates all rights to such developments, creations, conceptions or inventions of Licensed IP and its Affiliates have assigned all such rights to Scynexis or its Affiliates; and

(m)Neither Scynexis nor any of its Affiliates, or to its Knowledge, any of their respective licensors or licensees, have received any written notice from any Regulatory Authority regarding (i) any actual, alleged, possible, or potential violation of or failure to comply with any Applicable Law in connection with the Development of the Compound or Product, or (ii) any actual, proposed, or potential revocation, withdrawal, suspension, cancellation, or termination of any regulatory filing for a Compound or Product.

11.3Representations and Warranties of Hansoh.  Hansoh represents, warrants, and covenants (as applicable) to Scynexis as of the Effective Date that:

(a)to Hansoh’s Knowledge, neither Hansoh nor any of its Affiliate owns or controls any Patent that claim or cover the Compound or Product;

(b)there is no pending or, to Hansoh’s Knowledge, threatened (in writing), adverse actions, claims, suits or proceedings against Hansoh or any of its Affiliate in the Territory that involve any antitrust, anti-competition, anti-bribery or corruption violations or that may reasonably be expected to materially and adversely affect Hansoh’s ability to perform its obligations under this Agreement;

(c)it has sufficient financial wherewithal to (i) perform all of its obligations pursuant to this Agreement, and (ii) meet all of its obligations that come due in the ordinary course of business; and

(d)it has, and will at all times throughout the Term have, the requisite approvals, permits, licenses, expertise, resources, experience and skill reasonably required to perform its obligations under this Agreement.

11.4NO OTHER WARRANTIES.  EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY.  ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.  Hansoh acknowledges and agrees that the Product is the subject of ongoing clinical research and development and that Scynexis cannot assure the safety, usefulness or successful Development or Commercialization of the Product.

Article 12
INDEMNIFICATION

12.1Indemnification by Hansoh.  Hansoh shall indemnify and hold harmless Scynexis, its Affiliates, and their directors, officers, employees and agents (individually and collectively, the “Scynexis Indemnitee(s)”) from and against all losses, liabilities, damages and expenses

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(including reasonable attorneys’ fees and costs) incurred in connection with any claims, demands, actions or other proceedings by any Third Party (individually and collectively, “Losses”) to the extent arising from:

(a)the Development, Manufacture and Commercialization of the Product in the Territory by Hansoh or any of its Affiliates or sublicensee, including product liability claims relating to the Product in the Territory; or

(b)the negligence, willful misconduct or breach of this Agreement by any Hansoh Indemnitee;

except in each case to the extent such Losses arise out of (i) the Development, Manufacture and Commercialization of the Product outside the Territory by Scynexis or any of its Affiliates, licensees or sublicensee (other than Hansoh, its Affiliates and sublicensees), including product liability claims relating to the Product outside the Territory or (ii) the negligence, willful misconduct or breach of this Agreement by any Scynexis Indemnitee.

12.2Indemnification by Scynexis. Scynexis shall indemnify and hold harmless Hansoh, its Affiliates, and their directors, officers, employees and agents (individually and collectively, the “Hansoh Indemnitee(s)”) from and against all Losses to the extent arising from:

(a)the Development, Manufacture and Commercialization of the Product outside the Territory by Scynexis or any of its Affiliates, licensees or sublicensee (other than Hansoh, its Affiliates and sublicensees), including product liability claims relating to the Product (i) worldwide prior to the Effective Date and, (ii) outside the Territory following the Effective Date; or

(b)the negligence, willful misconduct or breach of this Agreement by any Scynexis Indemnitee;

except in each case to the extent such Losses arise out of (i) the Development, Manufacture and Commercialization of the Product in the Territory by Hansoh or any of its Affiliates or sublicensee, including product liability claims relating to the Product in the Territory or (ii) the negligence, willful misconduct or breach of this Agreement by any Hansoh Indemnitee.

12.3Indemnification Procedure.  If either Party is seeking indemnification under Sections 12.1 or 12.2 (the “Indemnified Party”), it shall inform the other Party (the “Indemnifying Party”) of the claim giving rise to the obligation to indemnify pursuant to such Section within [*] after receiving notice of the claim (it being understood and agreed, however, that the failure or delay by an Indemnified Party to give such notice of a claim shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure or delay to give notice).  The Indemnifying Party shall have the right to assume the defense of any such claim for which it is obligated to indemnify the Indemnified Party.  The Indemnified Party shall cooperate with the Indemnifying Party and the Indemnifying Party’s insurer as the Indemnifying Party may reasonably request, and at the Indemnifying Party’s cost and expense.  The Indemnified Party shall have the right to participate, at its own expense and with counsel of its choice, in the defense of any claim that has been assumed by the Indemnifying Party.  Neither Party shall have the obligation to indemnify the other Party in

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connection with any settlement made without the Indemnifying Party’s written consent, which consent shall not be unreasonably withheld or delayed.  If the Parties cannot agree as to the application of Section 12.1 or 12.2 as to any claim, pending resolution of the dispute pursuant to Article 14, the Parties may conduct separate defenses of such claims, with each Party retaining the right to claim indemnification from the other Party in accordance with Section 12.1 or 12.2 upon resolution of the underlying claim.

12.4Mitigation of Loss.  Each Indemnified Party shall take and shall procure that its Affiliates take such reasonable steps and action as are reasonably necessary or as the Indemnifying Party may reasonably require in order to mitigate any claims (or potential losses or damages) under this Article 12.  Nothing in this Agreement shall or shall be deemed to relieve any Party of any common law or other duty to mitigate any losses incurred by it.

12.5Limitation of Liability.  NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.  NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 12.5 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS UNDER SECTION 12.1 OR 12.2, OR DAMAGES AVAILABLE FOR BREACH OF SECTION 2.6 OR ARTICLE 10.

12.6Insurance.  Each Party shall procure and maintain insurance, including product liability insurance, with respect to its activities hereunder and which is consistent with normal business practices of prudent companies similarly situated at all times during which any Product is being clinically tested in human subjects or commercially distributed or sold.  Each Party shall provide the other Party with evidence of such insurance upon written request by the other Party and shall provide the other Party with written notice at least [*] prior to the cancellation, non-renewal or material changes in such insurance.  Such insurance shall not be construed to create a limit of either Party’s liability under this Agreement.

Article 13
TERMS AND TERMINATION

13.1Term.  The term of this Agreement shall commence upon the Effective Date and continue in full force and effect, on a Product-by-Product and Region-by-Region basis, until the expiration of the Royalty Term for such Product in such Region, unless earlier terminated as set forth in Section 13.2 below (the “Term”).  Upon expiration of the Royalty Term with respect to a particular Product in a particular Region, the license granted by Scynexis to Hansoh under Section 2.1 and Section 9.7(b) with respect to such Product and Scynexis Trademarks for such Product in such Region shall remain in effect but shall become fully paid-up, royalty-free, perpetual and irrevocable.

13.2Termination.

(a)Termination by Hansoh for Convenience.  At any time, Hansoh may terminate this Agreement in its entirety by providing written notice of termination to Scynexis,

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which notice includes an effective date of termination at least [*] after the date of the notice unless otherwise agreed by the Parties.

(b)Termination for Material Breach.  If either Party believes that the other is in material breach of its obligations hereunder or material breach of any representation or warranty set forth in this Agreement, then the non-breaching Party may deliver written notice of such breach to the other Party.  The allegedly breaching Party shall have [*] from the date of such notice to cure such material breach.  If the Party receiving notice of material breach fails to cure such material breach within the [*] cure period, then the Party originally delivering the notice of material breach may terminate this Agreement in its entirety upon written notice to the other Party.

(c)Termination for Insolvency. Each Party shall have the right to terminate this Agreement in its entirety upon written notice to the other Party in the event that (i) such other Party files in any court or agency pursuant to any statute or regulation of any jurisdiction a petition in bankruptcy or insolvency or for reorganization or similar arrangement for the benefit of creditors or for the appointment of a receiver or trustee of such other Party or its assets, (ii) such other Party is served with an involuntary petition against it in any insolvency proceeding and such involuntary petition has not been stayed or dismissed within [*] of its filing, or (iii) such other Party makes an assignment of substantially all of its assets for the benefit of its creditors.

(d)Termination for Patent Challenge.  If Hansoh or its Affiliates or sublicensees, individually or in association with any other person or entity, commences a legal action challenging the validity, enforceability or scope of any Patents owned or Controlled by Scynexis covering a Compound or Product anywhere in the world (a “Challenged Patent”), then Scynexis shall be entitled to terminate this Agreement in its entirety by providing written notice to Hansoh of such termination; provided that, if it is a sublicensee that commences such legal action, Scynexis shall give written notice to Hansoh identifying the sublicensee and if such sublicensee has not terminated such legal action within [*] after such notice to Hansoh, then Scynexis may terminate this Agreement; provided further that (a) this provision shall not apply and Scynexis may not terminate this Agreement if Hansoh or its Affiliate or its sublicensee acquires or is acquired by a Third Party already engaged in a challenge action described above with respect to any Challenged Patent and has not terminated such proceeding [*] of the closing of such acquisition; and (b) this provision shall not apply to the extent such a provision is prohibited or deemed unenforceable by Applicable Law.

(e)Termination for FCPA Violation.  Each Party may terminate this Agreement in its entirety upon written notice to the other Party if the other Party or its Affiliates or sublicensees materially breaches FCPA or Section 15.6.

13.3Effect of Termination.

(a)Upon any termination of this Agreement, the following will apply:

(i)Licenses.  All licenses and other rights granted by Scynexis to Hansoh under the Licensed IP shall terminate and all sublicenses granted by Hansoh shall also terminate.  For clarity, the license granted by Hansoh to Scynexis under Section 9.1(b) shall continue.  In addition, upon Scynexis’ request, Hansoh shall (and hereby does, but effective only

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after termination of this Agreement) grant to Scynexis a non-exclusive, sublicenseable (through multiple tiers), perpetual and irrevocable license under its Arising Product IP (including its interest in jointly owned Arising Product IP) to Develop, use, promote, sell, offer for sale, import and otherwise Commercialize the Compound and Product in the Field in the Territory after the termination of this Agreement, which license shall be (A) royalty bearing as set forth in Section 13.3(b),  if this Agreement is terminated by Hansoh under Section 13.2(b), 13.2(c) or 13.2(e); and (B) otherwise, royalty free and fully paid.

(ii)Regulatory Materials.  Hansoh shall (and shall cause its Affiliates and sublicensees to), as instructed by Scynexis, either (i) if permitted by Applicable Laws, promptly transfer and assign to Scynexis or its designee all Regulatory Materials and Regulatory Approvals for the Product that are held by Hansoh or its Affiliate or sublicensees, (ii) continue to hold any such Regulatory Materials and Regulatory Approvals for the sole benefit of Scynexis or its designee (in which case, Hansoh shall appoint Scynexis or its designee as the exclusive distributor (with the right to subcontract and appoint subdistributors) under such Regulatory Materials and Regulatory Approvals for the Product in the Territory, and also as its agent to interact with the applicable Regulatory Authority in the Territory with respect to such Regulatory Materials and Regulatory Approvals), until such time Scynexis or its designee files its own Regulatory Materials and obtains its own Regulatory Approvals for the Product in the Territory; and/or (iii) terminate or withdraw any such Regulatory Materials and Regulatory Approvals. Upon Scynexis’ reasonable written request, Hansoh shall provide Scynexis with reasonable assistance and cooperation regarding any inquiries and correspondence with Regulatory Authorities relating to the Product, and Scynexis shall reimburse Hansoh for the reasonable cost and expense of such assistance and cooperation; provided, that such assistance is limited to [*] If such assistance is beyond [*], both Parties will discuss in good faith on the appropriate further arrangement.

(iii)Data.  Hansoh shall (and shall cause its Affiliates and sublicensees to) promptly transfer and assign to Scynexis, at no cost to Scynexis, all data generated from the Development, Manufacture and Commercialization of the Product, including all Clinical Trials conducted by or on behalf of Hansoh, its Affiliates and sublicensees, and all pharmacovigilance data (including all adverse event databases) relating to the Product in the Territory.

(iv)Inventory.  Hansoh shall have the right (but not the obligation) to sell or have sold any or all of the inventory of the Product held by Hansoh or its Affiliates or sublicensees as of the date of termination within [*] after the date of termination; provided that Hansoh continues to pay royalty to Scynexis on the Product sold during such time period.

(v)Transition Assistance.  Hansoh shall (and shall cause its Affiliates and sublicensees to) reasonably cooperate with Scynexis to facilitate orderly transition of the Development, Manufacture and Commercialization of the Product to Scynexis, including (i) assigning or amending as appropriate, upon request of Scynexis, any agreements or arrangements with Third Party vendors (including distributors) to Develop, Manufacture, supply, promote, distribute, sell or otherwise Commercialize the Product or, to the extent any such Third Party agreement or arrangement is not assignable to Scynexis, reasonably cooperating with Scynexis to arrange to continue to provide such services for a reasonable time after termination; (ii) to the extent that Hansoh or its Affiliate or sublicensee is performing any activities described above in (i), reasonably cooperating with Scynexis to transfer such activities to Scynexis or its

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designee, and continuing to perform such activities on Scynexis’ behalf for a reasonable time after termination until such transfer is completed, including continuing to Manufacture and supply the Product to Scynexis at cost; and (iii) providing Scynexis with reasonable quantities of materials used or generated by Hansoh, its Affiliates and sublicensees in the Development and Commercialization of the Product in the Territory, such as clinical brochures and promotional materials, or any chemical or biological materials, that were not received from Scynexis.

(vi)Ongoing Clinical Trials.  If at the time of such termination, any Clinical Trials for the Product are being conducted by or on behalf of Hansoh, its Affiliates or sublicensees, then, at Scynexis’ election on a trial-by-trial basis:  (i) Hansoh shall (and shall cause its Affiliates and sublicensees to) fully cooperate with Scynexis to transfer the conduct of all such Clinical Trials to Scynexis, and Scynexis shall assume any and all liability and costs for such Clinical Trials after the effective date of such termination; or (ii) Hansoh shall (and shall cause its Affiliates and sublicensees to) at its own cost and expense, orderly wind down in compliance with Applicable Laws the conduct of any such Clinical Trial which is not assumed by Scynexis under clause (i).

(vii)Return of Confidential Information.  Each Party shall (and shall cause its Affiliates and sublicensees to) promptly return or destroy (at the other Party’ election) all tangible materials comprising, bearing or containing any Confidential Information of the other Party that are in the other Party’s or its Affiliates’ or sublicensees’ possession or control; provided that, each Party may retain one (1) copy of such Confidentiality Information in order to comply with Regulatory Authorities, Applicable Law or otherwise enforce and confirm its rights and obligations under this Agreement, and Scynexis may also retain and use Hansoh’s Confidential Information in order to exercise its license under Section 9.1(b) and the last sentence of 13.3(a)(i); provided further, that such copy shall remain subject to the confidentiality obligations set forth in Article 10.

(viii)Publicity.  Neither Party shall, except to the extent required by Applicable Laws, will make any statement to any Third Party, whether written, verbal, electronic other otherwise, that discloses any Confidential Information related to the termination of this Agreement without the prior approval of the other Party.

(ix)Bankruptcy of Scynexis.  Notwithstanding any other provision of this Agreement to the contrary, the Parties acknowledge and expressly agree that in the event Scynexis becomes a debtor under Title 11 of the United States Code (the “Bankruptcy Code”), or such equivalent law in the United States or any other country, and rejects (either as a debtor or on its behalf by a bankruptcy trustee) this Agreement pursuant to Section 365 of the Bankruptcy Code or any such other equivalent law (a “Bankruptcy Rejection”), (i) any and all rights of Hansoh arising under or otherwise set forth in this Agreement shall be deemed for purposes of Section 365(n) of the Bankruptcy Code as licenses of right to “intellectual property” pursuant to and in accordance with Section 101 of the Bankruptcy Code regardless of whether such intellectual property is domestic or foreign, and shall include without limitation all trademarks licensed to Hansoh under this Agreement, and all such intellectual property shall be fully retained by and vested in Hansoh as protected (or deemed to be protected) intellectual property rights under Section 365(n) of the Bankruptcy Code regardless of whether Scynexis files for bankruptcy in the United States or other jurisdiction; (ii) Hansoh shall have all of the rights and elections afforded

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to non-debtor licensees under Section 365(n) of the Bankruptcy Code, and in the event Hansoh elects to retain its rights to all intellectual property licensed to it under this Agreement in accordance with Section 365(n), Hansoh shall be entitled to a complete duplicate of or complete access to any such intellectual property and all embodiments of such intellectual property.  Such intellectual property and all embodiments thereof shall be promptly delivered to Hansoh (i) upon any such commencement of a bankruptcy proceeding by or against Scynexis upon written request therefor by Hansoh, unless Scynexis (or the equivalent of a bankruptcy trustee appointed in the bankruptcy proceeding) elects to continue to perform all of its obligations under this Agreement or (ii) if not delivered under (i) above, upon the Bankruptcy Rejection of this Agreement upon written request therefor by Hansoh.  Hansoh shall under no circumstances be required to terminate this Agreement after a Bankruptcy Rejection in order to enjoy or acquire any of its rights under this Agreement.

(b)Royalty on Reversion License.  If this Agreement is terminated by Hansoh under Section 13.2(b), 13.2(c) or 13.2(e), then the license granted by Hansoh to Scynexis under the last sentence of Section 13.3(a)(i) shall be royalty bearing in the Territory at the appliable royalty rate set forth in the table below based on the timing of the termination:

The effective date of termination	Royalty rate
1)[*]	[*]
2)[*]	[*]
3)[*]	[*]

If such license is royalty bearing, then the definition of Net Sales and Section 8.5 shall apply mutatis mutandis with respect to the royalty payment from Scynexis to Hansoh on the sale of the Product in the Territory after termination.

(c)In Lieu of Termination. If Hansoh is entitled to terminate this Agreement under 13.2(b) (Termination for Material Breach), Hansoh may, at its sole discretion, upon written notice to Scynexis, elect not to do so and notwithstanding anything to the contrary in this Agreement, all applicable royalties, milestones and other amounts due to Scynexis under this Agreement after the date of such notice shall be reduced by [*], provided, however, that Hansoh’s payments to Scynexis will in no event be less than the amounts Scynexis is obligated to pay to Merck under the Upstream Agreement.

13.4Survival.  Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination.  Without limiting the foregoing, the following provisions shall survive the termination or expiration of this Agreement for any reason: Article 1 (to the extent such definitions are used), Article 8 (to the extent the obligation to make payment accrued prior to the effective date of termination of this Agreement), Section 9.1(b), Sections 9.1(c) and 9.2 (with respect to jointly owned Arising Product IP only), Article 10 (for the period of time set forth in Section 10.1), Article 12 (excluding Section 12.6), Article 13 through 15 (inclusive but excluding 15.6).

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13.5Termination Not Sole Remedy.  Termination is not the sole remedy under this Agreement and, whether or not termination is effected and notwithstanding anything contained in this Agreement to the contrary, all other remedies shall remain available except as agreed to otherwise herein.

Article 14
DISPUTE RESOLUTION

14.1Disputes.  The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either Party’s rights and/or obligations hereunder.  It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation.  To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 14 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement.

14.2Internal Resolution.  With respect to all disputes arising between the Parties under this Agreement, including, without limitation, any alleged breach under this Agreement or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within [*] after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the Executive Officers of the Parties for attempted resolution by good faith negotiations within [*] after such notice is received.

14.3Binding Arbitration.

(a)If the Parties fail to resolve the dispute through escalation to the Executive Officers under Section 14.2, and a Party desires to pursue resolution of the dispute, the dispute shall be submitted by either Party for resolution in arbitration administered by the International Chamber of Commerce (“ICC”) pursuant to its arbitration rules and procedures then in effect.

(b)The arbitration shall be conducted by a panel of three arbitrators experienced in the pharmaceutical business: within [*] after initiation of arbitration, each Party shall select one person to act as arbitrator and the two Party-selected arbitrators shall select a third arbitrator (who shall be the chairperson of the arbitration panel) within [*] of their appointment.  If the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be appointed by ICC.  If, however, the aggregate award sought by the Parties is less than [*] and equitable relief is not sought, the arbitration shall be conducted by a single arbitrator agreed by the Parties (or appointed by ICC if the Parties cannot agree).

(c)The seat and location of the arbitration shall be London, United Kingdom (provided however that the Parties may agree to conduct the arbitration proceeding (or any part thereof) by teleconference if travel is restricted) and the language of the proceedings shall be English.  The arbitral tribunal shall determine the dispute by applying the provisions of this Agreement and the governing law set forth in Section 15.5.  The Parties agree that any award or decision made by the arbitral tribunal shall be final and binding upon them and may be enforced in the same manner as a judgment or order of a court of competent jurisdiction.

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(d)By agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue, at the request of a Party, a pre-arbitral injunction, pre-arbitral attachment or other order to avoid irreparable harm, maintain the status quo, preserve the subject matter of the dispute, or aid the arbitration proceedings and the enforcement of any award.  Without prejudice to such provisional or interim remedies in aid of arbitration as may be available under the jurisdiction of a competent court, the arbitral tribunal shall have full authority to grant provisional or interim remedies and to award damages for the failure of any Party to the dispute to respect the arbitral tribunal’s order to that effect.

(e)Each Party shall bear its own attorney’s fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the administrator and the arbitrator; provided, however, the arbitrator shall be authorized to determine whether a Party is the prevailing party, and if so, to award to that prevailing party reimbursement for any or all of its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, travel expenses, etc.), and/or the fees and costs of the administrator and the arbitrator.

(f)Notwithstanding anything in this Section 14.3, in the event of a dispute with respect to the validity, scope, enforceability or ownership of any Patent or other intellectual property rights, and such dispute is not resolved in accordance with Section 14.2, such dispute shall not be submitted to an arbitration proceeding in accordance with this Section 14.3, unless otherwise agreed by the Parties in writing, and instead either Party may initiate litigation in a court of competent jurisdiction in any country in which such rights apply.

Article 15
MISCELLANEOUS

15.1Force Majeure.  Neither Party shall be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including embargoes, war, acts of war (whether war be declared or not), insurrections, riots, pandemic, civil commotions, strikes, lockouts or other labor disturbances, fire, floods, or other acts of God or any other deity, or acts, omissions or delays in acting by any Governmental Authority.  The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake reasonable efforts necessary to mitigate such force majeure circumstances.  For the avoidance of doubt, the Parties acknowledge and agree that a Party’s ability to perform its obligations under this Agreement after the Effective Date may be affected by the COVID-19 pandemic ongoing at the time of execution of this Agreement.

15.2Assignment.

(a)Except as express permitted herein, this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the prior written consent of the other Party.  Any attempted assignment not in accordance with this Section 15.2 shall be null and void and of no legal effect.  Any permitted assignee shall assume all assigned obligations of its assignor under this Agreement.  The terms

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and conditions of this Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respected successors and permitted assigns.

(b)Notwithstanding the foregoing, either Party may, without consent of the other Party, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate of such Party (so long as such entity remains an Affiliate), or in whole to its successor-in-interest in connection with the sale of all or substantially all of its stock or its assets to which this Agreement relates, or in connection with a merger, acquisition or similar transaction.

(c) Notwithstanding the foregoing, Scynexis may, without consent of Hansoh (but with prior written notice to Hansoh), sell or otherwise assign to any Third Party Scynexis’ right to receive any payment (or portion thereof) from Hansoh under this Agreement, and/or grant a security interest in its rights, title and interest in and to this Agreement.

(d)Any permitted successor or assignee of rights or obligations hereunder will, in a writing to the other Party, expressly assume performance of such rights or obligations (and in any event, any Party assigning this Agreement to an Affiliate will remain bound by the terms and conditions hereof).  Any permitted assignment will be binding on and inure to the benefit of the successors of the assigning Party.  Any assignment or attempted assignment by either Party in violation of the terms of this Section 15.2 will be null, void and of no legal effect.

15.3Severability.  If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties.  The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.

15.4Notices.  All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by facsimile or email (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Scynexis:

Scynexis, Inc.
Evertrust Plaza, 13th Floor
Jersey City, NJ 07302
USA
Attn: Marco Taglietti
Email:[*]

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with a copy to:

Cooley LLP
IFC – Tower 2, Level 35, Unit 3510
8 Century Avenue
Pudong New Area
Shanghai, China 200120
Attn: Christina Zhang
Email:[*]

with a copy to:

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attn: Matthew Hemington
Email:[*]

If to Hansoh:

Hansoh Bio LLC
9900 Medical Center Drive, #200
Rockville, MD 20850
Attn: Zhen Yang
Email:[*]

with a copy to:

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
Attn: Aaron D. Suh
Email:[*]

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with a copy to:

Morgan, Lewis & Bockius LLP
One Market, Spear Street Tower
San Francisco, CA 94105
Attn: Key Shin
Email:[*]

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith.  Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by facsimile on a Business Day; (b) on the fifty (5th) Business Day after dispatch if sent by internationally-recognized overnight courier; or (c) on the eighth (8th) Business Day following the date of mailing if sent by mail.

15.5Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S., without giving effect to any choice of law principles that would require the application of the laws of a different jurisdiction.  The application of the U.N. Convention on Contracts for the International Sale of Goods is excluded.

15.6Foreign Corrupt Practices Act Compliance.

(a)Compliance with FCPA.  The U.S. government imposes and enforces prohibitions on the payment or transfer of anything of value to governments, government officials, political parties or political party officials (or relatives or associates of such officials) (“FCPA Covered Person”) for the purpose of illegally influencing them, whether directly or indirectly, to obtain or retain business.  This U.S. law is referred to as the Foreign Corrupt Practices Act (“FCPA”), and it can have application to conduct of a U.S. corporation’s foreign subsidiaries, employees, agents and distributors.  A summary of the law and related information can be found at http://www.justice.gov/criminal/fraud/fcpa.  By signing this Agreement, each Party represents, warrants and covenants (as applicable) to the other Party that:

(i)it is familiar with the provisions and restrictions contained in the OECD Convention and FCPA;

(ii)it shall comply with the FCPA in the Development and Commercialization of the Product inside and outside of the Territory;

(iii)it shall not, in the course of its duties under the Agreement, offer, promise, give, demand, seek or accept, directly or indirectly, any gift or payment, consideration or benefit in kind to any FCPA Covered Person that would or could be construed as an illegal or corrupt practice;

(iv)it is not an FCPA Covered Person or affiliated with any FCPA Covered Person; and

(v)it shall immediately notify the other Party of any attempt by any FCPA Covered Person to directly or indirectly solicit, ask for, or attempt to extort anything of

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value from it, its Affiliates or sublicensees, and shall refuse any such solicitation, request or extortionate demand except a facilitating payment as expressly permitted under the FCPA.

(b)No Action.  In no event shall any Party be obligated under the Agreement to take any action or omit to take any action that such Party believes, in good faith, would cause it to be in violation of any applicable laws and regulations, including the anti-bribery laws referenced in this Section 15.6.

15.7Entire Agreement; Amendments.  The Agreement, together with the Exhibits attached hereto, contains the entire understanding of the Parties with respect to the subject matter hereof.  All express or implied agreements and understandings, either oral or written, with regard to the subject matter hereof (including the licenses granted hereunder) are superseded by the terms of this Agreement.  Neither Party is relying on any representation, promise, nor warranty not expressly set forth in this Agreement.  This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties hereto.

15.8Headings.  The captions to the several Sections hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the Sections of this Agreement.

15.9Independent Contractors.  It is expressly agreed that Scynexis and Hansoh shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency.  Neither Scynexis nor Hansoh shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.

15.10Waiver.  The waiver by either Party of any right hereunder, or the failure of the other Party to perform, or a breach by the other Party, shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise.

15.11Cumulative Remedies.  No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

15.12Waiver of Rule of Construction.  Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement.  Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.

15.13Business Day Requirements.  In the event that any notice or other action or omission is required to be taken by a Party under this Agreement on a day that is not a Business Day then such notice or other action or omission shall be deemed to be required to be taken on the next occurring Business Day.

15.14English Language.  This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall be

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for accommodation only and shall not be binding upon the Parties.  All communications and notices to be made or given pursuant to this Agreement, and any dispute proceeding related to or arising hereunder, shall be in the English language.  If there is a discrepancy between any translation of this Agreement and this Agreement, this Agreement shall prevail.

15.15Further Actions.  Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as necessary or appropriate in order to carry out the purposes and intent of this Agreement.

15.16Construction.  Except where the context expressly requires otherwise, (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa), (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (c) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any person shall be construed to include the person’s successors and assigns, (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Sections, Schedules, or Exhibits shall be construed to refer to Sections, Schedules or Exhibits of this Agreement, and references to this Agreement include all Schedules and Exhibits hereto, (h) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder “agree”, “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging), (j) references to any specific law, rule or regulation, or Section, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof, and (k) the term “or” shall be interpreted in the inclusive sense commonly associated with the term “and/or.”

15.17Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Each Party shall be entitled to rely on the delivery of executed facsimile copies of counterpart execution pages of this Agreement and such facsimile copies shall be legally effective to create a valid and binding agreement among the Parties.

{Signature Page Follows}

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In Witness Whereof, the Parties intending to be bound have caused this Exclusive License and Collaboration Agreement to be executed by their duly authorized representatives as of the Effective Date.

Scynexis, Inc.	Jiangsu Hansoh Pharmaceutical Group Company Limited

By: /s/ Marco TagliettiBy: /s/ Yuan Sun

Name: Marco Taglietti, M.D.Name: Yuan Sun

Title: President and CEO, SCYNEXISTitle: Executive Director of the Board

Date: February 12, 2021Date: February 11, 2021

Hansoh (Shanghai) Health Technology Co., Ltd.

By: /s/ Yuan Sun

Name: Yuan Sun

Title: Executive Director of the Board

Date: February 11, 2021

List of Exhibits

Exhibit A:Compound Structure

Exhibit B:Existing Licensed Patents

Exhibit C: Upstream Agreements

Exhibit D:Initial Development Plan

Exhibit E:Initial Technology Transfer Plan

Exhibit F:Initial Clinical Trial Participation Plan

Exhibit G:Terms of Supply Agreement

Exhibit H:Transfer of Manufacturing Documents

Exhibit I:Scynexis Trademarks

Exhibit J:Joint Press Release